Registration No. 333-50657


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 50549


                               Amendment No. 1 to
                                    Form SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Transnational Financial Corporation
--------------------------------------------------------------------------------
                         (Name of small business issuer)


           California                      6162                  94-2964195
------------------------------  ---------------------------- -------------------
   (State or jurisdiction of    (Primary Standard Industrial (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

          301 Junipero Serra Blvd., Suite 270, San Francisco, CA 94127
--------------------------------------------------------------------------------
          (Address and telephone number of principal executive offices)


  Joseph Kristul, 301 Junipero Serra Blvd., Suite 270, San Francisco, CA 94127
                                 (415) 334-7000
--------------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

Robert A. Forrester, Esq.                               Norman R. Miller, Esq.
 1215 Executive Dr. West                              Wolin, Ridley & Miller LLP
       Suite 102                                        3100 Bank One Center
   Richardson, TX 75081                                     1717 Main Street
     (972) 437-9898                                     Dallas, TX 75201-4681
   Fax (972) 480-8406                                       (214) 939-4900


Approximate date of proposed sale to public: As soon as practicable after the effective date of the Registration Statement. /_/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/

                         CALCULATION OF REGISTRATION FEE

                                              Proposed Maximum      Proposed Maximum
 Title of each class                         Offering Price Per    Aggregate Offering
 of securities to be      Amount to be          Security(1)              Price               Amount of
     registered            Registered                                                    Registration Fee
---------------------- -------------------- --------------------- --------------------- --------------------
Common Stock                1,150,000              $9.00              $10,350,000               $3,245
---------------------- -------------------- --------------------- --------------------- --------------------
Representative's             100,000               $0.001                 $100                      $1
Warrants(2)
---------------------- -------------------- --------------------- --------------------- --------------------
Common Stock                 100,000               $10.80              $1,080,000                 $590
underlying
Representative's
Warrants
---------------------- -------------------- --------------------- --------------------- --------------------
Total                                                                                           $3,836
---------------------- -------------------- --------------------- --------------------- --------------------

  (1)    Estimated solely for the purpose of calculating the registration fee.
  (2) These shares may be issued upon exercise of the Warrants and the Representative's Warrant. An additional indeterminate number of shares of Common Stock are being registered hereby to cover any adjustments in the number of shares issuable upon exercise of the Warrants and the Representative's Warrant pursuant to antidilution provisions contained therein.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This propsectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   Subject to Completion, Dated June 8, 1998


PROSPECTUS
                                1,000,000 Shares
                       Transnational Financial Corporation
                                  Common Stock

         Transnational Financial Corporation (the "Company") is hereby offering 1,000,000 shares of Common Stock (the "Common Stock"). See "Description of Capital Stock." Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active market will develop. It is presently anticipated that the initial public offering price will be between $7.00 and $9.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company has applied to list the Common Stock on the American Stock Exchange under the symbol "TFN".



PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF CONCERNING THE COMPANY AND THIS OFFERING. PROSPECTIVE INVESTORS SHOULD ALSO CONSIDER THAT THEIR INVESTMENT WILL RESULT IN IMMEDIATE SUBSTANTIAL DILUTION. SEE "DILUTION."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                    Underwriting
                                       Price to   Discounts and     Proceeds to
                                        Public    Commissions(1)     Company(2)

Per Share...........................

Total  (2)(3).......................

(1) Excludes a nonaccountable expense allowance payable by the Company to the Representative of 2.0% of the aggregate initial public offering price of the shares. The Company has also agreed to issue to the Representative warrants exerciseable for four years commencing one year from the date of this Prospectus to purchase 100,000 shares of Common Stock at 120% of the public offering price to the public (the "Representative's Warrants"). The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated expenses of $600,000 payable by the Company, including the Representative's 2.0% nonaccountable expense allowance.


(3) The Kristul Family LLC (the "Selling Shareholder") has granted to the Underwriters an option, exercisable within 45 days from the date of this Prospectus, to purchase up to 150,000 shares, on the same terms set forth above, solely for the purpose of covering over-allotments, if any, The Company will not receive any proceeds from the sale of such shares. If the over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Shareholder will be $___________, $_________, and $__________ See "Principal and
     Selling Shareholders" and "Underwriting."


         The shares of Common Stock are being offered severally by the Underwriters named herein subject to receipt and acceptance by them and to their right to reject any order, in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor at the offices of the Representative in Austin, Texas on or about _________, 1998.

                          Tejas Securities Group, Inc.

                  The date of this Prospectus is _______, 1998.

                             ADDITIONAL INFORMATION

         The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2, (including any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and the schedules thereto filed with the Commission may be inspected, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

         As a result of this offering, the Company will become subject to the reporting requirements of the Exchange Act, and in accordance therewith will file periodic reports, proxy statements and other information with the Commission. The Company will furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year, proxy statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

         The Company has applied to list the Common Stock on the American Stock Exchange. If the Company's application is accepted, then reports, proxy statements and other information concerning the Company will be available for inspection at the principal office of the American Stock Exchange at 86 Trinity Place, New York, New York, 10006.


         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING EXERCISING THE OVER-ALLOTMENT OPTION, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES , SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information and financial statements (including notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information herein has been adjusted to reflect (i) the 2,468.75-for-one split of the Common Stock effected in March 1998, (ii) the change in the Company's status from an S corporation to a C corporation on April 30, 1998, and (iii) the issuance on May 1, 1998, of 31,250 shares to certain individuals for services rendered to the Company, and assumes the Underwriters' over-allotment option and the Representative's Warrants are not exercised. The shares offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under "Risk Factors."

         Prospective investors should note that this Prospectus contains certain "forward-looking statements, including without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "should," "seeks to," and similar words. Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including but not limited to, the risk factors set forth in this Prospectus. The accompanying information contained in this Prospectus identifies certain important factors that could cause such differences. See "Risk Factors."


                                   The Company
         The Company is a wholesale and retail mortgage banker which originates, funds and sells mortgage loans secured by one-to-four family residential properties in the San Francisco Bay area. The Company sells all of its mortgage loans in the secondary market and all of the servicing rights associated with those mortgage loans. Since the Company's inception in 1985, it has not been required to repurchase any mortgage loan.


         Since 1985, the Company has been engaged in retail mortgage banking and originated mortgage loans that were sold prior to funding. In 1995, the Company began a wholesale division to close and fund mortgage loans originated by others. The total loan production volume increased from approximately $92,000,000 in 1995 to approximately $261,000,000 in 1996 and approximately $463,000,000 in 1997. For the year ended December 31, 1997, 84% of the Company's loan production volume was wholesale and 16% was retail.

         The Company's marketing strategy is to provide mortgage banking services to qualified borrowers at favorable rates on large loans. In 1997, the average size of the mortgage loans funded by the Company was approximately $280,000. Its underwriters are experienced employees who evaluate the financial quality of the borrower and the mortgage loan. The Company believes that qualified lending supported by experienced personnel permits effective, cost-efficient operations with low fixed-expenses.


         The volume of loans the Company may fund is limited by the liquid capital of the Company. The primary purpose of this offering is to increase the Company's liquid capital which the Company intends to use to support an increase in its warehouse lines of credit and the total amount of loans that can be funded by the Company. See "Use of Proceeds." A warehouse line of credit is a line of credit on which the Company borrows on a short-term basis so that the Company has the funds to close a mortgage loan. This short-term loan is repaid upon the sale of a mortgage loan to an investor. See "Business - Funding of Mortgage Loans." One of the effects of increased capital, management believes, will be to lower significantly the Company's cost of borrowing. Following the completion of this offering, the Company also intends to establish new warehouse lines of credit at lower interest rates.


         The Company is licensed as a mortgage broker by the State of California and is an approved seller for the Federal National Mortgage Association ("FNMA" or "Fannie Mae"). Because the Company's market is not oriented to smaller loans, the Company has not sought to originate mortgage loans insured by the Federal Housing Authority ("FHA") or guaranteed by the Veterans Administration ("VA"). The Company is also licensed by the Department of Housing and Urban Development ("HUD").

         The Company maintains warehouse lines of credit to fund mortgage loans prior to their sale in the secondary market. Beginning in 1997, the Company commenced hedging activities to control the risk related to interest rate changes between the time a mortgage loan is funded and sold. The Company does not plan, at the present time, to securitize its own loans or engage in servicing the mortgage loans.


         The Company maintains in separate locations a retail office in San Francisco, a wholesale office in San Francisco, a wholesale office in San Jose, California and a mortgage loan processing facility in San Francisco. The Company's executive offices are located at 301 Junipero Serra Blvd., Suite 270, San Francisco, California 94127, and its telephone number is (415) 334-7000. The Company was incorporated in California in 1985.

                                  The Offering

Common Stock offered...........................     1,000,000 shares

Common Stock to be outstanding
  after the Offering...........................     3,500,000 shares (1)

Use of Proceeds................................     Working capital and
                                                    repayment of subordinated
                                                    debt. See "Use of Proceeds."

Risk Factors...................................     The shares of Common Stock
                                                    offered hereby are
                                                    speculative and involve a
                                                    high degree of risk and
                                                    should not be purchased by
                                                    investors who cannot afford
                                                    the loss of their entire
                                                    investment. See "Risk
                                                    Factors."

Proposed American Stock Exchange Symbol........     "TFN"


(1) Based on shares outstanding as of May 1, 1998. Does not include (i) 300,000 shares of Common Stock reserved for issuance under the Company's 1998 Stock Option Plan (the "Stock Option Plan") or (ii) an aggregate of up to 100,000 shares issuable upon exercise of the Representative's Warrants. The Company has agreed to grant options to certain employees under the Stock Option Plan to purchase a total of 45,000 to be effective upon the consummation of this offering. See "Management - Stock Option Plan," "Certain Relationships and Related Transactions." and "Underwriting."
                                       4

                          Summary Financial Information


         The following income statement data has been derived from the audited income statements of the Company as of December 31, 1996 and 1997 and the audited balance sheet from December 31, 1997. This summary financial data should be read in conjunction with and are qualified by reference to the financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                         Three Months Ended
                                                     Year Ended December 31,                  March 31,
                                                   1997               1996             1998             1997
                                              --------------     --------------   --------------   -------------
Income Statement Data:                                                                        (Unaudited)
Income:
    Net gain from sale of mortgage loans          $2,230,309         $ 1,013,579      $   969,783    $  428,671
    Production Income                                943,182             915,505          305,697       229,032
    Other                                             16,346                   -           10,784         3,675
                                               -------------         -----------    -------------   -----------
          Total                                    3,189,837           1,929,084        1,286,264       661,378
                                                 -----------         -----------      -----------     ---------

Expenses:
    Salaries and benefits (1)                      1,262,790             757,755          513,472       244,441
    General and administrative                       674,962             558,535          314,658       164,446
    Interest expense, net of interest income         279,093             146,860          152,431        32,199
    Occupancy                                        125,020              63,860           39,041        20,799
                                                ------------       -------------    -------------    ----------
          Total Expenses                           2,341,865           1,527,010        1,019,602       461,885
                                                 -----------         -----------      -----------     ---------
Income before income taxes                           847,972             402,074          266,662       199,493
    Provision for State Income Tax                    13,000               6,227            4,000         3,000
                                               -------------      --------------    -------------   -----------
Net income                                       $   834,972         $   395,847      $   262,662    $  196,493
                                               =============      ==============    =============   ===========
Pro Forma information: (2)
Income before income taxes, as reported          $   847,972         $   402,074      $   266,662    $  199,493
Pro forma provision for income taxes                 339,200             158,300          106,000        80,000
                                                ------------        ------------      -----------     ---------
Pro forma net income                             $   508,772         $   243,774      $   160,662      $119,493
                                                 ===========         ===========      ===========      ========
Per Share Data:
Pro forma net income per share                   $      0.20         $      0.10      $      0.06    $     0.05
Pro forma weighted average shares outstanding      2,500,000           2,500,000        2,500,000     2,500,000
Operating Data (in thousands):
Production volume - Wholesale                    $   387,312         $   206,613      $   139,783    $   81,512
Production volume - Retail                            75,427              54,686           25,206        14,616
                                                  ----------          ----------       ----------      --------
       Total production volume                   $   462,739         $   261,299      $   164,989    $   96,128
                                                    ========            ========         ========       =======
Average principal balance per loan,
       wholesale and retail                      $   280,448         $   261,823      $   241,124    $  273,870






                                            December 31,                                March 31
                                     1997                 1998                  1998                 1998
                              ------------------    ----------------      ---------------       ---------
Balance Sheet Data:                                      (Unaudited)        Pro Forma(2)          As Adjusted (3)
Cash and equivalents               $     754,856       $  1,916,461      $     1,603,448          $  6,203,448
Mortgage loans held                   50,288,714         37,015,012           37,015,012            37,015,012
Total assets                          51,975,783         39,721,077           39,408,064            44,008,064
Warehouse notes payable               50,154,791         36,781,678           36,781,678            36,781,678
Subordinated debt                              -          1,000,000            1,000,000                     -
Shareholders equity                    1,338,639          1,461,639            1,148,626             6,848,626


(1) Not included in salary and benefits are dividend distributions of $381,197 in 1996, $513,073 in 1997 and $139,662 in the first quarter of 1998 which were distributed to the stockholders for income and to meet tax liabilities when the Company was an S corporation. See "Dividends" and "Management - Executive Compensation."


(2) On April 1, 1995, the Company elected to be taxed as an S corporation. Accordingly, in lieu of payment of income taxes at the corporate level, the stockholders individually reported their pro rata share of the Company's income, deductions, losses and credits. Pro forma information reflects results that would have been reported had the Company not been an S corporation during the applicable period. In addition the pro forma information reflects distributions made in April 1998 to the Company's then shareholders, assumes that these distributions were made from cash available at March 31, 1998, and that retained earnings since the Company's inception as an S corporation in excess of distributions during that period constitute additional paid-in capital.

(3) Adjusted to reflect the sale of the shares offered hereby at an offering price of $7.00 per share and application of the estimated net proceeds therefrom of $5,700,000. See "Use of Proceeds."

                                  RISK FACTORS

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THE PROSPECTUS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY.

General Business Risks


         The Company's business is subject to various business risks, including economic risks. Economic conditions affect the overall level of mortgage business activity. The decisions to buy, sell or refinance residences are affected by such economic conditions as changes in overall growth of the economy, the level of consumer confidence, real estate values, prevailing interest rates and investment returns expected by the financial community. These conditions could affect the number and size of mortgage loans of the types originated and purchased by the Company and make these mortgage loans less attractive to borrowers or investors. In addition, a decline in real estate values will have an adverse effect on the loan-to-value ratios for the related mortgage loans, weakening the collateral coverage and resulting in greater exposure in the event of a default. This greater exposure to default could make it more difficult for the Company to obtain interim financing for mortgage loans it originates or purchases or decrease the availability of purchasers of such mortgage loans or interest expected by the purchasers. See "Business" and "--- Liabilities Under Representations and Warranties."

         Mortgage companies often offset the effects of an economic downturn where the economic downturn is caused by higher interest rates by servicing mortgages. Such servicers receive from the owners of the mortgages up to one-half of one per cent of the outstanding mortgage loan balance per annum and consequently have a continuing revenue stream during periods when the volume of new originations slows. The Company sells the servicing rights of all of the mortgage loans it originates or purchases. Not servicing mortgage loans subjects the Company to reliance upon the generation or purchase of mortgage loans for revenues and, consequently, subjects the Company to changes in the economic cycle and the general economic health in the geographic area or areas in which it operates.


Dependence Upon Wholesale Brokers

         During the year ended December 31, 1997, purchased loans from brokers accounted for approximately 84% of the mortgage loans closed by the Company, while the Company's retail division originated the remainder, approximately 16% of such mortgage loans. None of these brokers are contractually obligated to do business with the Company. Further, the Company's competitors also have relationships with the Company's brokers and actively compete with the Company in its efforts to expand its broker relationships. Accordingly, there can be no assurance that the Company will be successful in maintaining its existing relationships or expanding its broker and correspondent network. If the Company is not successful in maintaining or expanding its broker network, its business, results of operations and financial condition could be materially and adversely affected. See "Business - Loan Production."

Dependence Upon Funding Sources


         The Company's ability to originate and purchase mortgage loans depends to a large extent upon its ability to fund mortgage loans upon acceptable terms on an interim basis. The Company funds substantially all of the mortgage loans it purchases and originates through borrowings under collateralized loan purchase agreements with several commercial banks and thrifts which provide primary credit facilities upon which the Company relies. These agreements are generally terminable at will by either party. The Company's borrowings are in turn repaid with proceeds received by the Company when such mortgage loans are sold. The Company has relied upon a few lenders to provide the primary credit facilities for its loan originations and purchases. Accordingly, any failure to renew or obtain adequate funding under the Company's financing facilities or other financing arrangements, or any substantial reduction in the size of or increase in the cost of such facilities, could have a material adverse effect on the Company's business, results of operations and financial condition. To the extent the Company is not successful in maintaining or replacing existing financing, it may have to curtail its mortgage loan origination and purchase activities, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business - Funding of Mortgage Loans."

Dependence on Programs that Purchase Loans or Guarantee Loans

         Institutional investors, which purchase all of the mortgage loans originated by the Company, generate funds by selling mortgage-backed securities and are largely dependent upon the continuation of programs administered by Freddie Mac, Fannie Mae and Ginnie Mae, which provide the context and facilitate the issuance of such securities. Although the Company is not aware of any proposed actions, the discontinuation of, or a significant reduction in, the operation of such programs could have a material adverse effect on the Company's operations. In addition, the mortgage loan products eligible for such programs may be changed from time to time by the sponsor. The profitability of specific types of mortgage loan products may vary depending on a number of factors, including the administrative costs to the Company of purchasing or originating such types of mortgage loans. See "Business - Mortgage Loan Sales."

Inability to Sustain and Manage Growth

         Although the Company has experienced rapid and substantial growth in total revenues recently, there can be no assurance that the Company can sustain these rates of growth or that it will be able to continue to recruit and retain sufficient personnel to keep pace with a prolonged period of growth.

Competition

         The Company faces strong competition in originating, purchasing and selling mortgage loans and the related mortgage servicing rights. The Company's competition is principally from savings and loans associations, other mortgage companies, commercial banks and, to a lesser degree, credit unions and insurance companies, depending upon the type of mortgage loan product offered. Many of these institutions have greater financial and other resources than the Company and maintain a significant number of branch offices in the area in which the Company conducts operations. Increased competition for mortgage loans from other lenders may result in a decrease in the volume of mortgage loans originated and purchased by the Company If the Company is unable to compete effectively, its business, results of operations and financial condition could be materially and adversely affected. See "Business - Competition."

Liabilities Under Representations and Warranties

         In the ordinary course of business, the Company makes representations and warranties to the purchasers and insurers of mortgage loans and the related mortgage servicing rights regarding compliance with laws, regulations and program standards. The Company generally receives similar representations and warranties from the brokers from whom it purchases mortgage loans. In the event of a breach of these representations and warranties, the Company may be required to repurchase these mortgage loans and/or may be liable for certain damages. However, in its twelve years of business, the Company has not been required to repurchase any mortgage loans. There can be no assurance that the Company will not experience any such losses in the future. See "Business."

Interest Rate Fluctuations

         Changes in interest rates can have differing effects on various aspects of the Company's business, particularly in the areas of volume of mortgage loans originated and purchased, discussed above (See "Risk Factors - General Business Risks."), as well as net interest income and sales of mortgage loans. When the Company purchases or originates a loan, it usually has a commitment from a third party to purchase that loan. Generally, the Company funds the loan using borrowings from its lines of credit at commercial banks and thrifts known as warehouse lines of credit. The warehouse line of credit is repaid upon the sale of the warehoused loans. Before the Company sells the mortgage loan, it is entitled to receive interest income on the loan from the borrower and simultaneously pays interest expense to the institution providing the warehouse line of credit. The interest rate the Company receives during this period and the interest rate it pays are different. The profitability of the loan is affected by this difference and the fluctuations in interest rates before the mortgage loan is sold. Although the Company generally has a commitment to sell the mortgage loan before it commits to fund the mortgage loan, there are situations in which the Company does bear a risk in changing interest rates prior to the mortgage loan being sold. In particular, if the interest rates increase during the time before the Company sells the uncommitted mortgage loan but after it has funded the mortgage loan, the Company could sell the principal of the mortgage loan for less than the Company funded, thereby decreasing the mortgage loan's profitability or incurring a loss on the mortgage loan's sale.

         To manage the risk of interest rate fluctuation between the time the mortgage loan is funded and sold, the Company engages in certain hedging activity by entering forward delivery contracts to sell mortgage-backed securities and forward delivery commitments for the sale of whole loans. Although this hedging activity is designed to reduce or eliminate risks related to interest rate fluctuations, there can be no assurance that such hedging activity will be successful or that the Company will not incur significant losses in connection therewith. See "--- Sale of Mortgage Loan Servicing."

Sale of Mortgage Loan Servicing

         The prices obtained by the Company upon the sale of mortgage loan servicing rights depend upon a number of factors, including the general supply of and demand for mortgage servicing rights, as well as prepayment and delinquency rates on the portfolios of mortgage servicing rights being sold. Interest rate changes can affect the profitability of the sale of mortgage loan servicing rights to a third party. Purchasers of mortgage loan servicing rights analyze a variety of factors to determine the purchase price they are willing to pay, including prepayment sensitivity of servicing rights. Because of the increased likelihood of prepayment in periods of declining interest rates, sales of mortgage loan servicing rights related to higher interest rate mortgage loans may be sold for less than in times of stable or increasing interest rates, which could adversely affect the Company's results of operations and financial condition. See "Business - Mortgage Loan Sales."

Legislation and Regulation


         Federal, state and local authorities regulate and examine the origination, processing, underwriting, selling and servicing of mortgage loans. The Company is an approved seller/servicer of mortgage loans for Fannie Mae. In addition, the Company is an approved mortgagee by HUD. Among other consequences, the failure to comply with HUD or Fannie Mae regulations could prevent the Company from reselling its mortgage loans or prevent its ability to enter into the servicing of mortgage loans should it choose to do so. Such failure could also result in demands for indemnification or mortgage loan repurchase, certain rights of rescission for mortgage loans, class action law suits and administrative enforcement actions, any of which could have a material adverse effect on the Company's business results of operations and financial conditions.


         Federal, state and local governmental authorities also regulate the Company's activities as a lender. The Truth in Lending Act ("TILA") and Regulation Z promulgated thereunder contain certain requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of mortgage loans and credit transactions. The Equal Credit Opportunity Act ("ECOA") prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status, among other restrictions and requirements. In instances where the applicant is denied credit, or the rate or charge for a mortgage loan increases as a result of information obtained from a consumer credit agency, the Fair Credit Reporting Act of 1970 requires the lender to supply the applicant with a name and address of the reporting agency. The Real Estate Settlement Procedures Act and the Debt Collection Practices Act subject the Company to filing an annual report with the Department of Housing and Urban Development.

         There can be no assurance that the Company will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult and more expensive for the Company.

Geographic Concentration


         All of the Company's mortgage loan originations and purchases for the year ended December 31, 1997, were derived from the San Francisco Bay area. The Company currently does no business outside the San Francisco Bay area and intends to continue its loan origination and purchases activity in the San Francisco Bay area. The Company is, however, studying business opportunities outside of the San Francisco Bay area, including other areas of California or Utah. There is no assurance that the Company will enter these or other markets or that if the Company does expand to new markets, it will generate sufficient revenues that exceed the costs associated with activities in such new markets or that the business activity in those new markets will match that achieved in the

San Francisco Bay area. Whether or not the Company enters into new geographic markets, the Company's results of operations and financial condition will be significantly affected by general trends in the economy of the San Francisco Bay area and its residential real estate market for the foreseeable future.

Year 2000 Compliance

         The Company's computer systems may not comply with year 2000 issues. Over the next few years, the Company may incur additional expenditures to modify its software to operate correctly for the year 2000. While considered to be immaterial by management, the Company has not yet quantified such costs, which will be expensed as incurred. If the Company does not address this issue successfully, the Company's business could be materially and adversely affected.

Dependence Upon Key Personnel


         The Company's business is substantially dependent on the efforts of Joseph Kristul, its Chief Executive Officer, and Maria Kristul, its President. Joseph Kristul and Maria Kristul are husband and wife. Both have executed employment agreements with the Company through December 31, 1999. Each may terminate the agreement for good reason in the event the executive has a reduction in title and/or compensation or the assignment of duties not consistent with those of a senior executive; the material breach by the Company of any provisions of the employment agreement; the relocation of the Company's principal executive offices to a location more than 25 miles from its present location; or a change in control of the Company, as defined. In defined circumstance the agreements provide for severance payments up to two times the executive's base salary. The Company has obtained key-man insurance in the face amount of $3,000,000 on the life of Mr. Kristul. There can be no assurance that amount will be sufficient to compensate the Company for the loss of Mr. Kristul's services. See "Management."


Absence of Prior Public Market - American Stock Exchange Listing


         Prior to this offering, there has been no public market for the Common Stock. The Company has applied to have the Common Stock listed on the American Stock Exchange. There can be no assurance that the Company's Common Stock will be approved for listing or if approved that the Company will be able to maintain the criteria for listing. Such listing, if granted, does not imply that a meaningful, sustained market for the Common Stock will develop. If a meaningful market does not develop of if the Company is not listed on the American Stock Exchange, holders of Common Stock may be unable to sell Common Stock or may be able to sell only at significantly lower prices than the original offering price. There can be no assurance that an active trading market for the Common Stock offered hereby will develop or, if it should develop, will continue nor can there be any assurance that the Common Stock may be sold at its original offering price or at any other price. From time to time after this offering, there also may be significant volatility in the market price for the Common Stock.


Arbitrary Determination of Offering Price


         The public offering price for the Common Stock offered hereby was determined by negotiation between the Company and the Representative. The factors considered in determining the public offering price include the Company's revenue growth since its organization, the industry in which it operates, the Company's business potential and earning prospects and the general condition of the securities markets at the time of the offering. Prices for the shares of Common Stock after this offering will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perception of the Company and the mortgage banking industry as a whole. See "Underwriting."


Immediate Substantial Dilution

         The Company's current shareholders acquired their shares of Common Stock at a cost substantially below the price at which such shares are being offered in this offering. Consequently, investors purchasing the shares of Common Stock offered hereby will incur an immediate and substantial dilution of their investment. See "Dilution."

Anti-Takeover Provisions in Corporate Charter

         The Restated Articles of Incorporation of the Company authorize the issuance of 2,000,000 shares of preferred stock without shareholder approval and subject to such terms and conditions as determined by the Board of Directors which may have the effect of deterring a non-negotiated attempt to acquire control of the Company. There are currently no shares of preferred stock outstanding. A series of preferred stock could be issued in the future, for example, to thwart a possible take-over and may, in any event, operate to the significant disadvantage of the holders of Common Stock by including convertibility features which are lower than the market price for the Common Stock, which would dilute the value of existing shareholdings, including the shares of Common Stock issued in this offering. See "Description of Capital Stock - Preferred Stock."

Payment of Dividends

         Although the Company has paid dividends in the past as an S corporation, the Company's Board of Directors presently intends to retain all of the Company's earnings for the expansion of its business. The Company therefore does not anticipate the distribution of cash dividends in the foreseeable future. Any future decision of the Company's Board of Directors to pay cash dividends will depend, among other factors, upon the Company's earnings, financial position, and cash requirements. See "Dividend Policy."

Shares Eligible for Future Sale


         Upon completion of this offering, the Company's current shareholders will own 2,500,000 shares of Common Stock, which will represent 71.4% of the then issued and outstanding shares of Common Stock (67.1% if the over-allotment option is exercised in full). Of such restricted shares of Common Stock, 2,468,750 have been held for more than one year and will be eligible for resale under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject to volume and other limitations, beginning 90 days after the date of this Prospectus. All of such shares are held by an affiliate of the Company, the Kristul Family LLC. Another 31,250 shares will be eligible for sale on May 1, 1999, and the Company has granted options to purchase a total of 45,000 shares effective upon the completion of this offering. All existing shareholders of the Company have agreed not to sell, offer, contract to sell, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, or otherwise dispose of any of their shares of Common Stock for a period of one year following the completion of this offering. The Company has also agreed to grant to the Representative warrants to acquire 100,000 shares of Common Stock. These shares have certain demand and piggyback registration rights. Sales of significant amounts of Common Stock by current shareholders in the public market after this offering or the perception that such sales could occur could adversely affect the market price of the Common Stock. See "---Shares Eligible for Future Sale," "--- Effect of Representative's Warrants, "Principal and Selling Shareholders." and "Description of Capital Stock."


Control of the Company


         The Kristul Family LLC, of which Joseph and Maria Kristul are managing members, will continue to own 70.5% of the Common Stock of the Company (66.3% if the Underwriters' over-allotment option is exercised in full). Accordingly, they will be in a position to elect the Company's directors and officers, to control the policies and operations of the Company and to determine the outcome of corporate transactions or other matters submitted for shareholder approval, including mergers, consolidations, the sale of the Company's assets or a change in control of the Company. See "Principal and Selling Shareholder."


Benefits to Controlling Shareholders


         The Kristul Family LLC has pledged all of the stock owned by it in connection with certain borrowings of the Company and Joseph and Maria Kristul have personally guaranteed that debt as well as other debt of the Company. See "Certain Relationships and Related Transactions." This offering will benefit the Kristul Family LLC and Joseph and Maria Kristul because the proceeds of this offering will be used to repay the debt for which the stock is pledged resulting in the release of the stock pledge and the related personal guarantees. The existing warehouse lines are also personally guaranteed by Joseph and Maria Kristul. Upon completion of this offering, the Company will seek to enter into new warehouse lines without such personal guarantees. In addition, the Kristul Family LLC will receive proceeds from the sale of the shares, if any, sold in connection with an exercise of the Underwriters' over-allotment option.


Effect of Representative's Warrants.

         Until the date five years following the date of this Prospectus, the holders of the Representative's Warrants are given an opportunity to profit from a rise in the market price of the Common Stock, with a resulting dilution in the interests of the other shareholders. The shares of Common Stock underlying the Representative's Warrants have certain registration rights. Further, the terms on which the Company might obtain additional financing during that period may be adversely affected by the existence of the Representative's Warrants. The holders of the Representative's Warrants may exercise the Representative's Warrants at a time when the Company might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided herein. The Company has agreed that, under certain circumstances, it will register under federal and state securities laws the Representative's Warrants and/or the securities issuable thereunder. Exercise of these registration rights could involve substantial expense to the Company at a time when it could not afford such expenditures and may adversely affect the terms upon which the Company may obtain financing. See "Description of Capital Stock" and "Underwriting."

Representative's Influence on the Market

         A significant amount of the shares of Common Stock offered hereby may be sold to customers of the Representative. Such customers subsequently may engage in transactions for the sale or purchase of such Common Stock through or with the Representative. Although they have no obligation to do so, the Representative may otherwise effect transactions in such securities. Such market making activity may be discontinued at any time. If they participate in the market, the Representative may exert a dominating influence on the market, if one develops, for the Common Stock described in this Prospectus. The price and the liquidity of the Common Stock may be significantly affected by the degree, if any, of the Representative's participation in such market.

                                 USE OF PROCEEDS


         The estimated net proceeds of this offering are $5,700,000, assuming a public offering price of $7.00 per share and after deducting estimated underwriting discounts and commissions and other offering expenses relating to this offering. The Company intends to use the net proceeds of this offering as follows:

                                                         Approximate                        Approximate
Application of Net Proceeds                                Amount                             Per cent
                                                        ------------                        -----------



Repayment of Subordinated Debt to InSouth Bank(1)        $1,100,000                            19.3%
Working Capital(2)                                        4,600,000                            80.7
                                                        -----------                            ----
                                                         $5,700,000                           100.0%
                                                         ==========                           =====



(1) The Kristul Family LLC has pledged and guaranteed all of the shares owned by it as security for this loan as well as guaranteeing that obligation. Joseph and Maria Kristul have also personally guaranteed this obligation. Upon repayment, such pledges and guarantees will be released. See "Certain Relationships and Related Transactions."

(2) The primary purpose of this offering is to increase the Company's liquidity and capital resources to have larger lines of credit from its warehouse lenders and to reduce the cost of borrowing. The Company anticipates that the proceeds from this offering will be adequate for its liquidity and capital resources for at least twelve months following the close of this offering. To the extent such amounts are insufficient, the Company's growth will be slowed.


         Pending application of the net proceeds of this offering, the Company may invest the net proceeds from this offering in short-term, interest-bearing securities.

                                 DIVIDEND POLICY

         The Company does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The Company's Board of Directors currently plans to retain earnings for the development and expansion of the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on a number of factors including future earnings, capital requirements, financial conditions and such other factors as the Board of Directors may deem relevant.


         Until April 30, 1998, the Company was treated for federal and certain state income tax purposes as an S corporation under the Internal Revenue Code. As a result, earnings of the Company were subject to taxation at the stockholder rather than the corporate level for federal and, with respect to California stockholders, certain state income tax purposes. In past years, the Company made S corporation distributions to provide its stockholders with funds to pay income taxes on the allocable share of the Company's earnings. See "Management Executive Compensation."

                                    DILUTION


         As of March 31, 1998, after giving effect to the issuance of 31,250 shares of Common Stock in May 1998, the pro forma net tangible book value of the Company was $1.1 million or $0.46 per share of Common Stock. The net tangible book value of the Company equals the total tangible assets of the Company less its total liabilities. The net tangible book value per share represents the net tangible book value of the Company divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 1,000,000 shares of Common Stock at an assumed offering price per share of $7.00, and the application of the estimated net proceeds therefrom, the net tangible book value of the Company at March 31, 1998, will be $6.8 million or $1.96 per share. This represents an immediate increase in net tangible book value of $1.50 per share to current shareholders and an immediate dilution of $5.04 per share, or 72.0% to new investors, as illustrated in the following table:



         Initial public offering price per share                                          $    7.00


         Pro forma net tangible book value per share as of March 31, 1998   $0.46

         Increase per share attributable to new investors                    1.50
                                                                             ----

         Adjusted net tangible book value per share after this offering                        1.96
                                                                                              -----

         Dilution per share to new investors                                              $    5.04
                                                                                              =====

         Percentage dilution                                                                   72.0%



         The following table sets forth as of March 31, 1998, (i) the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the current shareholders, and (ii) the number of shares of Common Stock included in the shares to be purchased from the Company and total consideration to be paid by new investors in this offering (before deducting underwriting discounts and other estimated expenses) at an assumed offering price of $7.00 per share.






                                     Shares Purchased             Total Consideration
                                  ------------------------      ------------------------          Average Price
                                     Number        Percent      Amount           Percent             Per Share
                                  ------------    --------     ----------       --------          -------------

Current shareholders              2,500,000 (1)    71.4%       $1,148,626        14.1%                 $0.46

New investors                     1,000,000        28.6%        7,000,000        85.9%                 $7.00
                                  ----------       -----        ---------    ---------

     Total                        3,500,000 (2)   100.0%       $8,148,626       100.0%
                                  =========                     =========




--------


(1)  Includes 31,250 shares of Common Stock issued in May 1998.


(2) Does not include a total of 100,000 shares of Common Stock issuable upon the exercise of the Representative's Warrants or 300,000 shares reserved for issuance under the Company's Stock Option Plan.


     The computations in the above table are determined after having deducted the estimated underwriting discount and offering expenses payable by the Company. Both tables set forth in this section assume no exercise of existing stock options. To the extent outstanding options are exercised, there will be further dilution to holders of Common Stock

                                 CAPITALIZATION


         The following table sets forth (i) the actual debt and equity capitalization of the Company as of March 31, 1998, (ii) pro forma equity and debt capitalization of the Company as of March 31, 1998 adjusted to reflect the certain distributions made in April 1998 in connection with the Company's termination as a S corporation and (iii) pro forma as adjusted to give effect to the sale of 1,000,000 shares offered hereby and the application of the estimated net proceeds therefrom, giving retroactive effect to the Company's issuance of 1,000,000 shares. See "Use of Proceeds."


                                                                                March 31, 1998
                                                               -------------------------------------------------
                                                                    Actual       Pro Forma(1)        As Adjusted

Debt:


   Subordinated debt(1)                                        $  1,000,000      $  1,000,000$                -
   Real estate mortgage                                             146,092           146,092           146,092
   Warehouse notes payable                                       36,781,678        36,781,678        36,781,678
                                                                -----------        ----------        ----------
   Total debt                                                    37,927,770        37,927,770        36,927,770

Shareholders' equity:

   Common Stock, without par value,
     10,000,000 shares authorized, 2,500,000
     shares issued and outstanding,
     3,500,000 as adjusted (2)(3)                                     1,000             1,000         5,701,000
   Additional paid in capital                                     1,001,090         1,147,626         1,147,626
   Retained earnings                                                459,549                 -                 -
                                                            ---------------     -------------    --------------
     Total shareholders' equity                                   1,461,639         1,148,626         6,848,626
                                                             --------------     -------------    --------------

     Total capitalization                                       $39,389,409       $39,076,396       $43,776,396
                                                                ===========       ===========       ===========


-------


(1) Reflects the termination of the Company's status as an S corporation effective April 30, 1998. In April 1998 the Company distributed approximately $313,000 to its then existing shareholders. The pro forma balance sheet assumes that undistributed S corporation earnings constitute additional paid-in capital. See Use of Proceeds" and "Management's Discussion and Analysis - Liquidity and Capital Resources."


(2) Does not include 300,000 shares of Common Stock reserved for issuance under the Stock Option Plan. See "Management - Stock Option Plan" and "Underwriting."

(3) Upon the Company's formation in 1985, the Common Stock had a par value of $1.00 per share. California corporate law subsequently eliminated the par value concept. Upon the split of the Company's shares which occurred in March 1998, the Common Stock was designated without par value.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following should be read in connection with the Company's financial statements, related notes and other financial information included elsewhere in this Prospectus.

General

         In May of 1995, the Company expanded its operations to include wholesale mortgage banking in addition to its existing retail mortgage banking. See "Business - The Wholesale Origination Division." The growth of the Company has been driven since that time by the wholesale division. The wholesale division's mortgage loan volume increased to approximately $206,613,000 in 1996 compared to approximately $38,328,000 in 1995. In 1995, the retail division's mortgage loan volume was approximately $53,380,000 compared to approximately $54,686,000 in 1996.

         The effect of the establishment of the Company's wholesale division has been to place greater demand on the Company's financial resources as well as the requirements for additional personnel. The purpose of this offering is to provide additional capital to facilitate the growth of the wholesale division as well as lower the Company's overall cost of borrowing.


Three Months Ended March 31, 1998 Compared to Three Months Ended March 31, 1997

         The Company's pro forma net income increased during the first quarter of 1998 to $160,662 from $119,493 in the first quarter of 1997. Gross revenues grew as mortgage loan production for both wholesale and retail divisions grew by 72% during the first quarter of 1998 as compared to the first quarter of 1997. Gross revenues for the first quarter of 1998 were $1,286,264 compared to the first quarter of 1997 of $661,378 or an increase of 94%.

         While gross revenues increased, expenses increased approximately 121%. The increase in expenses was attributable to a hedging loss of $63,798 incurred prior to the employment of the Company's current director of secondary marketing. In addition, the net interest expense on the warehouse lines of credit increased by 373% because of the increased volume and the loans being in the warehouse line of credit longer than usual while waiting for investors to purchase these loans. Management of the Company believes that this delay is attributable to the increase in mortgage lending throughout the United States with consequent delays in processing. The delay has caused the Company to rely upon loan participations, buy/sell agreements and other credit facilities during the first quarter of 1998 which increased the Company's borrowing costs. The hedging loss and increase in borrowing costs accounted for 18% of the total reported expenses. See "---Liquidity and Capital Resources" and "Business - Funding of Mortgage Loans."


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996


         The Company's pro forma net income increased in 1997 to $508,772 from $243,774 in 1996. The increase is principally due to the Company's growth in revenues attributable to its wholesale mortgage loan production. Revenues for the 1997 fiscal year were $3,189,837 compared to revenues of $1,929,084 in fiscal 1996. Wholesale mortgage loan production for 1997 was $387,311,770 compared to $206,613,000 for 1996. The average mortgage loan size for the wholesale operations remained essentially unchanged between 1997 and 1996, $283,537 and $278,079, respectively.


         Although the dominant increase in the Company's revenues is attributable to growing wholesale operations, the Company's retail operations also contributed to its increase in revenues in 1997 over 1996. Retail mortgage loan production increased to $75,427,000 in 1997 compared to $54,686,000 in 1996, an increase of approximately 38%. The number of loans originated by the retail division increased, however, by approximately 11% reflecting, in management's opinion, increased housing costs in the San Francisco Bay area.


         While revenues grew approximately 65% from 1996 to 1997, expenses grew approximately 53%. The Company benefited from operational efficiencies relating to the growth of its wholesale division with salaries and benefits, general and administrative expenses and occupancy expenses an aggregate of approximately 49.5%. However, the savings that arose from these efficiencies were reduced because of increased interest costs, which increased to $279,093 in 1997 from

$146,860 in 1996, or approximately 90.0% attributable to the Company's larger volume of mortgage loans.


Liquidity and Capital Resources


         The Company's capital resources substantially are provided by its warehouse lenders who fund mortgage loans pending resale of those mortgage loans to investors. The Company presently uses two such warehouse facilities. One of these lenders has recently committed to the Company to expand its warehouse line until April of 1999 to $25,000,000 with temporary bulge expansions to $30,000,000 which would increase the Company's warehouse lines to $37,000,000. The interest rate for this line will be LIBOR plus 2.75%. To enable the Company to fund mortgage loans that it closes, the Company has entered into a repurchase agreement with a financial institution. The interest rate under that repurchase agreement is at prime plus one quarter per cent.

         The purpose of this offering is to increase the Company's liquidity and capital resources by having larger lines of credit from its warehouse lenders and to reduce its costs of borrowing and to enable the Company to increase the volume of its loan production. The existing limitations have inhibited the Company's growth, and the Company plans to replace its existing warehouse lines of credit upon the completion of this offering. The Company anticipates that the proceeds from this offering will be adequate for its liquidity and capital resources for at least twelve months following the close of this offering.

         The primary function of the secondary marketing is to protect the Company's mortgage position against adverse movements in interest rates and thereby maintain the Company's net profit margins. Protection is accomplished by committing to the forward sale of mortgage loans with either a "best efforts" purchase, that is a purchase whereby the Company commits to use its best efforts to supply a mortgage loan at a specified interest rate, or a mandatory purchase by an investor where the interest rate on the sale is not determined until an investor acquires the mortgage loan. Best efforts transactions transfer the interest rate risk to the investor and therefore require no hedging activity. Mortgage loans scheduled for a mandatory sale, that is those mortgage loans that the Company does not have a commitment to purchase the mortgage loan at a specified rate, are hedged according to the hedging policy. The hedging policy is an analytical framework that accurately and systematically quantifies exposure to interest rate risk. The foundation of the Company's risk analysis for hedged mortgage loans is the Tuttle & Company Risk Management model. The hedge involves the sale of the appropriate quantity of mortgage-backed securities as mortgage loans are committed to by the Company. The Company then purchases the same securities as mortgage loans are sold on a mandatory basis. The risks involved include market risk on the unsold portion of the mortgage loans and the interest rate risk between whole mortgage loan and security pricing.

                                    BUSINESS

General


         The Company is a wholesale and retail mortgage banker which originates, funds and sells mortgage loans secured by one-to-four family residential properties in the San Francisco Bay area. Since 1985, when the Company was incorporated, the Company has been engaged in the retail origination of mortgage loans. In 1995, the Company began a wholesale division to close and fund loans originated by mortgage brokers as well as those originated through the Company's retail division. The Company funds its originations through warehouse lines of credit. The mortgage loans are subsequently sold together with the mortgage loan servicing rights to secondary markets. The total loan production volume for 1997 was $463 million which was an increase of 77% compared to 1996, and 1996 was a 185% increase compared to 1995. Wholesale originations accounted for 84% of the Company's loan production volume for 1997. The Company maintains four offices, a retail office in San Francisco, wholesale offices in San Francisco and in San Jose, California, and a mortgage loan processing facility also in San Francisco.

         The Company originates a variety of mortgage loan products. Conforming mortgage loans are those that qualify for inclusion in guarantee programs sponsored by FNMA. Non-conforming mortgage loans are those that do not conform to FNMA requirements. The principal deviation from such standards relates to the size of the mortgage loan although some do not conform because of lower documentation standards where there is a lower loan-to-value ratio. Those that exceed the present FNMA guidelines for the San Francisco Bay area, presently mortgage loans no larger than $227,150, are called Jumbo loans, which comprised 65% of the mortgage loans originated by the Company in 1997. In times of declining interest rates, the Company's predominant products are fixed rate mortgages for a term of 15 or 30 years. When interest rates are rising, the Company's predominant products are adjustable rate mortgages. While the Company originates some home equity financing through second mortgages and some lines of credit using the home as a security, these products constitute a small portion of the Company's business.

         From its inception, the Company's marketing niche has been borrowers who have high credit ratings and require large mortgage loans with low loan to value ratios. As a consequence, the average loan size originated by the Company in 1997 was approximately $280,000. Due to the large loan size and operating efficiencies, the Company has sustained an efficient use of capital while maintaining service quality combined with competitively priced loans. The Company generates revenues through gains on the sale of mortgage loans and servicing rights to investors, interest generated on mortgage loans held or warehoused from the time the mortgage loan is originated until the mortgage loan is sold, hedging activities, and, in the case of retail brokerage operations, origination fees.

         The purpose of this offering is to increase the Company's liquid capital. The total amount available in the Company's warehouse lines is limited to 15 to 20 times the amount of the Company's capital. By increasing the amount of capital, the Company believes that it can increase its warehouse lines to facilitate an increase in its mortgage loan volume. While the Company has considered the possibility of expanding its operations outside of the San Francisco area, particularly in selected counties of Southern California and Utah, its focus for the foreseeable future is to build upon its existing business in its present location. The Company does not have a definitive plan to open additional offices in the next twelve months unless management believes that significant production can be originated from these offices.


The Wholesale Origination Division

         In 1997, wholesale mortgage loans constituted 84% of the Company's mortgage loan originations. Wholesale mortgage loan origination involves the purchase of loan applications from mortgage brokers for a purchase price less than what the Company receives when it sells the same mortgage loan to an investor. The mortgage loan is processed, closed and funded by the Company. To maintain competitive rates with specific profit margins, the Company prices mortgage loans on a daily basis.

         The Company's wholesale lending division, which was established in May 1995, operates from its executive offices in San Francisco and one other office in San Jose, California. Currently, the Company obtains mortgage loan volume through a network of more than 600 independent mortgage brokers and other financial intermediaries who are all screened and approved by the Company. With the exception of the Company's retail division, in 1997 no single source of independent brokers accounted for more than 5% of the Company's total wholesale mortgage originations.

         Mortgage brokers are qualified to participate in the Company's wholesale program after the completion of an application process which includes the Company checking and verifying references, resumes, licenses and financial statements. New broker relationships are established through business development staff. Approved mortgage brokers are monitored by the Company's wholesale account representatives and on a yearly basis the broker's financial statements are updated and re-verified.

         Mortgage loans are processed and every mortgage loan is underwritten by the Company's underwriters, all of whom have many years of experience. Only those mortgage loan applications which meet the Company's underwriting criteria are funded. The Company uses the Internal Revenue Service ("IRS") verification of income program, a particular tool which specifies that brokers must include in the submitted file an IRS form which the Company uses to confirm with the IRS certain income data on the mortgage loan application. This mechanism helps ensure the quality of mortgage loans funded. If the mortgage loan file does not contain this IRS form, the application is automatically rejected.

         Wholesale lending allows the Company to benefit from cost efficiencies derived from not having to take a mortgage loan application, a labor intensive function, thereby reducing mortgage loan processing time, while being able to centralize support functions and reduce fixed operating costs. Wholesale lending offers the Company economies of scale while building substantial loan volume.

The Retail Origination Division

         The Company's retail division was established in 1985 and employs four commissioned mortgage loan officers located in one office in San Francisco. While the retail division advertises weekly in San Francisco newspapers, most of the retail division's business is generated through customer referrals, and a high percentage of mortgage loans originated by the retail division close.

         Approximately 50% of the mortgage loans originated by the retail division are sold to the Company's wholesale division. The retail division completes and processes the mortgage loan applications and prepares and organizes necessary mortgage loan documents. The retail division underwrites these mortgage loans to conform to either agency guidelines or private investor guidelines. Mortgage loans acquired by the wholesale division are underwritten again by the wholesale division. During 1997 the mortgage loans originated by the retail division were evenly divided between conforming and non-conforming (Jumbo) mortgage loans, with the average mortgage loan size originated by the retail division being $265,000 and the average loan-to-value ratio being 80%.

         The Company's retail division collects origination fees and closing costs from the borrower which make the gross revenues larger than the revenues generated by the wholesale division. However, the additional fees must be split with commissioned mortgage loan officers and cover the cost of processing the mortgage loan and assume the fixed operating costs, of the retail office. The primary financial benefit to the Company of the retail division is as a source for loans for the wholesale division.

The following table shows mortgage loan production volume by division:


                                                         Twelve Months Ended                 Three Months Ended
                                                            December 31,                         March 31
                                                     1997       1996          1995            1998         1997
                                                 ----------------------------------------------------------------
                                                                     (Dollars in Thousands)
Retail Division
         Volume                                    $75,427     $54,686      $53,380         $25,206      $14,616
         Percentage of Total Volume                    16%         21%          58%             15%          18%

Wholesale Division
         Volume                                   $387,312    $206,613      $38,328        $139,782      $81,512
         Percentage of Total Volume                    84%         79%          42%             85%          82%

Total Loan Production
         Volume                                   $462,739    $261,299    $  91,708        $164,989      $96,128
         Number of Loans                             1,650         998          363             684          351
         Average Loan Size                            $280        $261         $252            $241         $273
                                                 ----------------------------------------------------------------
Volume Growth                                          77%        185%                          72%
                                                 ----------------------------------------------------------------


Loan Production Administration

         All mortgage loan applications must be underwritten and approved in accordance with the Company's underwriting standards and criteria. Underwriting standards used for conforming loans are those promulgated by FNMA. Non-conforming (Jumbo) loans are underwritten subject to credit and appraisal standards established by specific investors. The Company analyzes the borrower's credit standing, financial resources and repayment ability as well as the risk of the underlying collateral.


         All mortgage loans must have a property appraisal provided by an independent third party, fee-based appraiser. Nationally recognized credit reporting agencies provide complete reports of the borrower's credit history including bankruptcies and delinquencies.


         A given borrower may qualify for a mortgage loan through five mortgage loan documentation programs: full documentation, limited documentation, alternative documentation, no ratio loan documentation and no income/no asset verification. Under the full documentation program, the borrower's assets, income and employment are all verified by written or verbal confirmation. Under the limited documentation program, more emphasis is placed on the ability to pay and the property value. Under the alternative documentation program, income and assets are confirmed by reviewing supporting documentation. Under the no ratio loan documentation program, no income ratios are calculated. Under the no income/no asset program, the value of the loan collateral is as critical as the borrower's credit history. Each program places a heavy emphasis on credit scores and differing loan to value ratios.

         The Company's underwriting department consists of three underwriters who average eighteen years of experience and who maintain the consistent quality of mortgage loans expected by secondary market investors. The Company generally takes five to ten days to underwrite a mortgage loan from the initial date of the application. Upon completion of the underwriting process, the mortgage loan is closed by a title agency chosen by the borrower.

         The Company performs a pre-funding audit on all mortgage loans which includes a verification of certain mortgage loan documentation to determine the integrity of the data and a review for compliance with underwriting guidelines. Post-funding audits are performed to monitor and evaluate the Company's origination policies and procedures. Ten percent of all mortgage loans closed are randomly sampled and are subjected to a full quality control review by an outside firm including re-underwriting the mortgage loan. Management receives a monthly report on any deficiencies found in the randomly sampled mortgage loans. During its twelve years in business, the Company has not had to repurchase any mortgage loans. Management of the Company believes that its use of the IRS Verification of Income program increases significantly the quality of its originators.

Mortgage Loan Sales


         The Company originates and purchases all of its mortgage loans with the intent to sell the mortgage loans, without retaining any interest therein, and the related servicing rights into the secondary market. The mortgage loans are sold without recourse primarily to institutional investors, national banks and mortgage lenders. At any given time there are several investors that have contacted the Company and seek to purchase mortgage loans or enter into programs to purchase mortgage loans. As part of the sale, the Company provides representations and warranties which are customary to the industry and cover such things as compliance with program standards, laws and regulations as well as the accuracy of the information. In the event of a breach of these representations and warranties, the Company may be required to repurchase these mortgage loans and/or may be liable for certain damages. Normally, any repurchased mortgage loan can be corrected and resold back to the original investor. During the twelve years in business, the Company has not had to repurchase any mortgage loans. See "Business - Loan Production Administration."


         The Company holds the originated or purchased mortgage loan for sale from the time that the mortgage loan application is submitted by the borrower until the time the mortgage loan is sold to an investor. During that time, the interest rate on the mortgage loan might be higher or lower than the market rate at which price the Company can sell the mortgage loan to an investor. Therefore, a market gain or loss results on the mortgage loan. To protect against interest rate changes on mortgage loans that are in the warehouse (mortgage loans that have closed but not sold) and pipeline loans (loans which are not yet closed but on which an interest rate has been set) the Company often commits to deliver mortgage loans at a specific price for future delivery to investors through the use of commitments on a "best efforts" basis where the Company has no obligation to sell a mortgage loan to an investor unless and until the mortgage loan closes.

         The Company has a hedging program in place which is administered for the Company by Tuttle & Co. using a managed account. The Company is able to take advantage of the hedging firm's reporting services, pipeline management, mark to market, commitment and position reporting. At any one time the Company hedges approximately 75% of the value of loans warehoused or in the pipeline. Individual mortgage loans are grouped by note rate, loan type and length of time in the pipeline. These are then matched based on duration with the appropriate hedging instrument which reduces risk until the mortgage loan is closed and delivered to the investor. Gains and losses are recorded at settlement.

Funding of Mortgage Loans


         The Company needs substantial cash flow to facilitate the funding and closing of the originated and purchased loans. These funds are provided on a short-term basis by financial institutions that specialize in providing lines of credit known as warehouse lines. During 1997, the Company used warehouse lines of credit with Warehouse Lending Corporation of America and PNC Mortgage Bank, National Association.

         The amount of the warehouse line provided by a lender is based on the Company's net worth. Typically the warehouse lender applies a leverage factor of between fifteen and twenty. As of the date of this Prospectus, the Company has several warehouse agreements in place which provide warehouse lines with funding capabilities in the aggregate of $32 million with an additional bulge facility of $37 million. The warehouse agreements have various financial and operational covenants with which the Company must comply. In addition, the warehouse agreements are personally guaranteed by the existing stockholders. The Company submits the mortgage loan to the warehouse bank for funding along with the investor commitment to purchase the loan. The warehouse bank receives between $35 and $40 per loan from the Company plus interest at the London Interbank Offered Rates ("LIBOR") plus approximately 2.75% per annum on the unpaid principal balance of the loan for the time the loan is in the warehouse. LIBOR is the British Bankers' Association average of interbank offered rates for dollar deposits in the London market based on quotations at 16 major banks and act as a base lending rate similar to the prime rate. Therefore, during the period between funding the loan and its sale to investors, the Company, under existing warehouse agreements, loses as much as two to two and one half percent on each loan it funds (the difference between the rate charged by the warehouse bank and the note rate on the loan).

         The Company intends to use part of the proceeds from this offering to obtain additional warehouse lines with better pricing which is expected by management to reduce the Company's cost of borrowings because the additional liquidity will reduce the Company's borrowing risk

         In addition, the Company will seek to eliminate the personal guarantees of certain shareholders of the Company from the warehouse agreements. In accordance with industry practice, the warehouse lines are renewable by the lenders annually.

Competition

         The Company faces strong competition in originating, purchasing and selling mortgage loans and the related mortgage servicing rights. The Company's competition is principally from savings and loans associations, other mortgage companies, commercial banks and, to a lesser degree, credit unions and insurance companies, depending upon the type of mortgage loan product offered. Many of these institutions have greater financial and other resources than the Company and maintain a significant number of branch offices in the area in which the Company conducts operations. Increased competition for mortgage loans from other lenders may result in a decrease in the volume of mortgage loans originated and purchased by the Company If the Company is unable to compete effectively, its business, results of operations and financial condition could be materially and adversely affected.

         The Company depends primarily on mortgage brokers who are not obligated by contract to originate or deliver new mortgage loans to the Company. Mortgage brokers compete on the basis of customer service, range of loan products offered and pricing. Although the Company emphasizes pricing to brokers, it strives to offer brokers a variety of competitive products and efficient mortgage loan processing and closing.

Legislation and Regulation

         Federal, state and local authorities regulate and examine the origination, processing, underwriting, selling and servicing of mortgage loans. The Company is an approved seller/servicer of mortgage loans for Fannie Mae. In addition, the Company is an approved mortgagee by HUD and is qualified to originate mortgage loans insured by FHA and VA. Among other consequences, the failure to comply with HUD or Fannie Mae regulations could prevent the Company from reselling its mortgage loans or prevent its ability to enter into the servicing of mortgage loans should it choose to do so. Such failure could also result in demands for indemnification or mortgage loan repurchase, certain rights of rescission for mortgage loans, class action law suits and administrative enforcement actions, any of which could have a material adverse effect on the Company's business results of operations and financial conditions.

         Federal, state and local governmental authorities also regulate the Company's activities as a lender. The TILA and Regulation Z promulgated thereunder contain certain requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of mortgage loans and credit transactions. The ECOA prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status, among other restrictions and requirements. In instances where the applicant is denied credit, or the rate or charge for a mortgage loan increases as a result of information obtained from a consumer credit agency, the Fair Credit Reporting Act of 1970 requires the lender to supply the applicant with a name and address of the reporting agency. The Real Estate Settlement Procedures Act and the Debt Collection Practices Act subject the Company to filing an annual report with the Department of Housing and Urban Development.

         There can be no assurance that the Company will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult and more expensive for the Company.

Employees


         As of June 1, 1998, the Company had 50 employees, all of whom worked on a full-time basis. None of the Company's employees is represented by a union.

The Company considers its relations with its employees to be excellent.

Properties


         The Company has offices in three separate locations in San Francisco which occupy approximately 6,900 square feet of commercial office space. The Company has one additional office in San Jose. All of the space is leased, and presently the Company's monthly rental for office space is approximately $16,000. The last lease term ends in November 2001

         In June 1998, the Company entered into a lease for 6,200 square feet of office space in San Francisco with a monthly rental of approximately $10,000. The term of the lease is for five years commencing the date of the Company's occupancy which is anticipated to occur in mid July. The Company plans to continue conducting its retail operations in the location from which it presently operates but consolidate the other two San Francisco offices into the new facility and sublease the two locations at which those operations are now conducted. This new office space will be used for corporate administrative offices and for conducting wholesale mortgage lending operations. The Company believes that the wholesale and retail offices are adequate for the foreseeable future.
The Company maintains adequate casualty insurance on all its property


Legal Proceedings


         The Company is involved in legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings can not be determined because of the uncertainties that exist. In the opinion of management, the disposition of matters that are pending or asserted will not have a material adverse effect on the financial position of the Company.

                                   MANAGEMENT

         The following table sets forth certain information regarding the Company's directors and executive officers:

      Name                            Age             Position

Joseph Kristul                        50              Chief Executive Officer
                                                       and Treasurer, Director
Maria Kristul                         50              President, Director
Robert W. Bronson                     41              Senior Vice President
Matthew Heidari                       41              Chief Financial Officer
Ronald W. Kiehn                       56              Director of Operations
Eugene Kristul                        27              Secretary, Director
Hilary Whitley                        49              Director


         Joseph Kristul, who founded the Company in 1985, has been a director and officer since that time and has been responsible for the Company's overall management since the Company's inception, emphasizing mortgage loan pricing, funding, administration and sales. Beginning in 1995 Mr. Kristul created the Company's wholesale division, developing the Company's base of brokers, which deliver loan product, and implementing systems and controls on the quality of the product delivered by brokers.

         Maria Kristul, who founded the Company in 1985, has been a director and officer since 1991, and has been responsible for the Company's retail division since the Company's inception. As well as personally originating approximately 60%, in 1996, of the retail division's production, Ms. Kristul oversees the retail division's day to day operations including training and managing that divisions sales and loan processing staff and its quality assurance.


         Robert W. Bronson joined the Company effective April 1, 1998, and is the Company's Director of Secondary Marketing. In 1997 and 1998 Mr. Bronson was an Account Manager for Tuttle & Co., a mortgage trading firm. Prior to joining Tuttle & Co., Mr. Bronson was Vice President of Secondary Marketing for WMC Mortgage Corp and that firm's predecessor, Weyerhaeuser Mortgage Company where he was responsible for that firm's trading operations, responsibilities he assumed in 1991. Mr. Bronson joined Weyerhaeuser Mortgage Company in 1986, and prior to assuming responsibilities for that firm's trading operations, Mr. Bronson held a variety of positions in the corporate finance department.

         Matt Heidari joined the Company in April of 1998 as Chief Financial Officer. Prior to joining the Company, he was the Corporate Controller for Mortgage Capital Resource, a position he assumed in 1995, where he was responsible for enhancing and expanding accounting systems and procedures. From 1989 to 1994, Mr. Heidari was the Controller and Chief Financial Officer for CFC Mortgage Corporation, managing that firm's accounting functions and implementing systems designed to support operations. Mr. Heidari is also a Certified Public Accountant.

         Ronald W. Kiehn joined the Company in February 1997 and is responsible for administration of the Company's loan processing. For approximately one year prior to joining the Company, Mr. Kiehn was a private consultant to the mortgage banking industry emphasizing sales, marketing, secondary marketing, underwriting and due diligence. From June of 1991 through December of 1995, Mr. Kiehn was Vice President of Secondary Marketing for Medallion Mortgage Company, and from 1986 through 1991, Mr. Kiehn held sales and marketing positions as well as secondary marketing and loan administration responsibilities for Mortgage Loans America.


         Eugene Kristul has been engaged in the private practice of law since December 1996. Eugene Kristul became a director in March 1998 and Secretary in 1996. Prior to becoming an attorney, Eugene Kristul was a law student.


         Joseph and Maria Kristul are husband and wife. Eugene Kristul is their son.


         Hilary Whitley became a director of the Company in April 1998 and is the founder of Financial Capital Resources, Inc., which was formed in 1988 and specializes in client representation principally relating to financial matters within the mortgage banking industry. Prior to founding Financial Capital Resources, Ms. Whitley focused her career of over fifteen years on financial management, eight of which were directly involved with mortgage banking with an emphasis on mergers and acquisitions, business and strategic planning. Ms. Whitley has held the position of Chief Financial Officer for several companies and was previously employed by the predecessor of KPMG Peat Marwick LLP.

Outside Directors

         The Company has agreed to appoint an additional director who is not an officer, employee or 5% shareholder or related to an officer, employee or 5% shareholder upon conclusion of the offering. This director will be appointed by the Representative of the Underwriters.

Compensation of Directors


         Directors who are employees of the Company will not receive any remuneration for their service as directors. Following completion of this offering non-employee directors will receive $12,000 annually, and $500 per meeting attended and related travel expenses. Committees of the Board of Directors


         The Company's Board of Directors has established an Audit Committee and a Compensation Committee effective upon the closing of this offering. Each committee consists of at least two directors, none of whom will be an officer or employee of the Company. The duties of the Audit Committee are to recommend to the entire Board of Directors the selection of independent certified public accountants to perform an audit of the financial statements of the Company, to review the activities and report of the independent certified public accountants, and to report the results of such review to the entire Board of Directors. The Audit Committee also monitors the internal controls of the Company. The duties of the Compensation Committee are to provide a general review of the Company's compensation and benefit plans to ensure that they meet corporate objectives and to administer or oversee the Company's Stock Option Plan and other benefit plans. In addition, the Compensation Committee reviews the compensation of officers of the Company and the recommendations of the Chief Executive Officer on (i) compensation of all employees of the Company and (ii) adopting and changing major Company compensation policies and practices. Except with respect to the administration of the Stock Option Plan, the Compensation Committee will report its recommendations to the entire Board of Directors for approval.

Indemnification and Limitation on Liability

         The Company's Restated Articles of Incorporation provide that the liability of directors of the Corporation for monetary damages will be eliminated to the fullest extent permissible under California law.

         The Bylaws of the Company provide that the Company will indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of such person being or having been a director or officer expenses incurred in defending any such proceeding to the fullest extent permissible under California law. The Bylaws also provide that the Company may indemnify its employees and agents for such expenses by resolution of the Board of Directors.


         If available at reasonable cost, the Company intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by any reason of their positions as officers and directors. The Company does not presently have such insurance.


Executive Compensation


         The following table sets forth the compensation paid to the Company's Chief Executive Officer and the only other executive officer who earned more than $100,000 in 1997 (the "Named Executive Officers") for services rendered to the Company in all capacities for the fiscal years ended December 31, 1997:


                           Summary Compensation Table

Name and                                                 Annual Compensation            All Other
Principal Position             Fiscal Year           Salary              Bonus        Compensation
-----------------------        -----------           ------              -----        ------------
Joseph Kristul (1)                  1997             $12,000               -              $256,536
Chief Executive Officer

Maria Kristul (1)                   1997             $12,000               -              $256,537
President

----------------

(1) All Other Compensation represents distributions made to Joseph and Maria Kristul in connection with the Company's status as an S corporation.

Employment Agreements

         The Company has employment agreements with five people, Joseph Kristul, Maria Kristul, Robert W. Bronson, Matthew Heidari and Ronald W. Kiehn. Joseph and Maria Kristul's agreements end December 31, 1999 and may be renewed for an additional one year term. Beginning May 1, 1998, Mr. Kristul will receive a salary of $250,000 per year with a bonus equal to 10% of the Company's pretax profits up to a maximum bonus of $150,000. Beginning May 1, 1998, Maria Kristul will receive an annual salary of $150,000 plus a bonus equal to 60 basis points (0.60%) of the mortgage loans originated by her and 10 basis points (0.10%) of the rest of the mortgage loans originated by the retail division less Ms. Kristul's annual salary.

         Mr. Bronson's agreement's term ends on March 31, 1999 and may be renewed for an additional one year term. In addition to a signing bonus of $5,000, Mr. Bronson's agreement calls for an annual salary of $100,000 plus a bonus of $50,000 provided the Company's trading operations and the increase in margins, as defined, result in an increased profit of $1,000,000.

         Mr. Heidari's agreement's term ends on April 16, 1999 and may be renewed for an additional one year term. Mr. Heidari will receive an annual salary of $92,000 plus a travel reimbursement of $6,000 for commuting from his home in Southern California.

         Mr. Kiehn's agreement's term ends on May 1, 1999 and may be renewed for an additional one year term. Mr. Kiehn will receive an annual salary of $92,000 plus $250 per month car expenses.

         Each of the above employment agreements provide that the executive is entitled to benefits that the Company's Board of Directors or its Compensation Committee may determine. In defined circumstances, the agreements also provide severance payments of up to two times the executive's annual base salary upon termination and immediate vesting of any stock options.

Stock Option Plan


         The 1998 Stock Option Plan (the "Stock Option Plan") provides for the grant to employees, officers, directors, and consultants to the Company or any parent, subsidiary or affiliate of the Company of up to 300,000 shares of the Company's Common Stock, subject to adjustment in the event of any subdivision, combination, or reclassification of shares. The Stock Option Plan will terminate in 2008. The Stock Option Plan provides for the grant of incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified options at the discretion of the Board of Directors or a committee of the Board of Directors (the "Committee"). The exercise price of any option will not be less than the fair market value of the shares at the time the option is granted. The options granted are exercisable within the times or upon the events determined by the Board or Committee set forth in the grant, but no option is exercisable beyond ten years from the date of the grant. The Board of Directors or Committee administering the Stock Option Plan will determine whether each option is to be an ISO or non-qualified stock option, the number of shares, the exercise price, the period during which the option may be exercised, and any other terms and conditions of the option. The holder of an option may pay the option price in (1) cash, (2) check, (3) other mature shares of the Company, (4) any combination of the foregoing methods of payment, or (5) other consideration or method of payment for the issuance of shares as may be permitted under applicable law. The options are nontransferable except by will or by the laws of descent and distribution. Upon dissolution, liquidation, merger, sale of stock or sale of substantially all assets, outstanding options, notwithstanding the terms of the grant, will become exercisable in full at least 10 days prior to the transaction. The Stock Option Plan is subject to amendment or termination at any time and from time to time, subject to certain limitations.


         The plan is administered by the Compensation Committee of the Board of Directors.


         In April of 1998 the Company agreed to grant options for 15,000 shares each to Messrs. Bronson, Heidari and Kiehn, exercisable at the initial public offering price of this offering, effective upon the consummation of this offering.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership as of June 1, 1998, of the Common stock by (a) each person known by the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock and by each Selling Shareholder, (b) each director of the Company, (c) each Named Executive Officer, and (d) as directors and executive officers of the Company as a group. Unless otherwise noted, each beneficial owner named below has sole investment and voting power with respect to the Common Stock shown below as beneficially owned by him.

                                      Shares Owned                                     Shares Owned
                                    Prior to Offering                                 After Offering
     Name and Address of         Number of      Percent                          Number of      Percent
      Beneficial Owner         Shares Owned      Owned                         Shares Owned      Owned
----------------------------   ------------     -------                        ------------     -------
Kristul Family LLC(1)(2) (3)     2,468,750      98.75%                           2,468,750       70.54%
301 Junipero Serra Blvd.,
Ste. 270
San Francisco CA

Joseph Kristul(1)(2)             2,468,750      98.75                            2,468,750       70.54
301 Junipero Serra Blvd.,
Ste 270
San Francisco CA

Maria Kristul(1)(3)              2,468,750      98.75                            2,468,750       70.54
301 Junipero Serra Blvd.,
Ste 270
San Francisco CA

Hilary Whitley                      18,750       0.75                               18,750         0.54

All Executive Officers  and
 Directors as a group
 ( 8 persons)                    2,487,500      99.5%                            2,487,500        71.07%

-------------------

(1) The Kristul Family LLC has granted to the Underwriters an option to purchase 150,000 shares for a 45 day period following the commencement of this offering at a purchase price equal to the initial price to public in this offering. If the over-allotment option is exercised in full, its holdings would be 2,318,750 shares or 66.25% of the total outstanding shares of the Company's Common Stock.
(2) Joseph Kristul is a managing member of the Kristul Family LLC and the beneficial owner of 42.5% of the shares held by the Kristul Family LLC and is jointly with Maria Kristul the beneficiary of a trust that is a member owning 15% of the Kristul Family LLC.
(3) Maria Kristul is a managing member of the Kristul Family LLC and the beneficial owner of 42.5% of the shares held by the Kristul Family LLC and is jointly with Joseph Kristul the beneficiary of a trust that is a member owning 15% of the Kristul Family LLC.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         Joseph and Maria Kristul have each personally guaranteed the Company's warehouse lines of credit. Upon completion of this offering, the Company plans to seek larger warehouse lines to replace these lines and obtain the release of personal guarantees of Joseph and Maria Kristul. See "Business - Funding of Mortgage Loans."


         In 1997 and 1996, certain of the Company's certificates of deposit were pledged to Wells Fargo Bank, N.A., for the personal indebtedness of Joseph and Maria Kristul. In March 1998, Wells Fargo released this security interest.

         In 1995, Joseph and Maria Kristul contributed to the Company a residential property located in the San Francisco Bay area which had a fair market value of approximately $213,000 on the date of contribution and is subject to a mortgage of approximately $150,000 as of December 31, 1997.

         In March 1998, the Company entered into a subordinated debt agreement with InSouth Bank under which all of the Company's stock at the time, or 2,468,750 shares, was pledged to secure the indebtedness of $1,000,000. Upon completion of this offering the subordinated debt will be paid, the pledge will be released and the personal guarantees of the Kristul's released.

         The Company has agreed to indemnify Joseph and Maria Kristul for taxes owing by the Company for which Joseph and Maria Kristul are obligated upon the termination of the Company's status as an S corporation.

         Eugene Kristul receives a monthly retainer of $2,000 for legal services rendered to the Company.


         For the year ended December 31, 1997, the Company paid to Financial Capital Resources, Inc., an affiliate of Ms. Whitley's, $5,600 for consulting services. In connection with consulting services to be rendered to the Company in 1998 by Financial Capital Resources, Inc., the Company has agreed to pay Ms. Whitley $100,000 and issued 18,750 shares of Common Stock. These services include assistance in arranging for and negotiating warehouse lending facilities and the InSouth Loan, reviewing and modifying accounting and financial systems, personnel evaluation and assistance with this offering.


         Effective December 31, 1997, the Company entered into a promissory note payable to the Company by Joseph and Maria Kristul which matured March 31, 1998 bearing interest at 6.5% per annum. This note has been repaid as of March 31, 1998.

         The Board of Directors has adopted a policy that any future transactions with affiliates of the Company will be on terms no less favorable to the Company than are reasonably available from unrelated third parties and shall have been approved by a majority of the Company's directors who do not have a material interest in the transaction.

                          DESCRIPTION OF CAPITAL STOCK


         The Company has authorized 10,000,000 shares of Common Stock without par value and 2,000,000 shares of preferred stock without par value. As of June 1, 1998, there were 2,500,000 shares of Common Stock and no shares of Preferred Stock issued and outstanding. There were three holders of record of Common Stock, as of June 1, 1998.


Preferred Stock

         The Board of Directors is authorized, without further notice or action of shareholders, to issue shares of Preferred Stock in one or more series and to determine the relative rights, preferences and privileges of the shares of any such series. The Company has no present plans to issue any shares of Preferred Stock.

Common Stock

         The holders of outstanding Common Stock are entitled to share ratably in any dividends paid on the Common Stock when, as and if declared by the Board of Directors out of funds legally available. Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to cumulative voting or preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, subject to the prior rights of holders of Preferred Stock, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution. Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, the Company will have 3,500,000 shares of Common Stock outstanding. Of these shares, the 1,000,000 shares sold in this offering will be freely tradable in the public market without restriction under the Securities Act, except shares purchased by an "affiliate" (as defined in the Securities Act) of the Company. The remaining 2,500,000 shares (the "Restricted Shares") will be "restricted shares" within the meaning of the Securities Act and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 under the Securities Act. The holders of the Restricted Shares have agreed to not sell shares of Common Stock for a period of one year following the completion of this offering. See "Management - Stock Option Plan" and "Underwriting."

         In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell Restricted Shares if at least one year has passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Rule 144 provides, however that within any three-month period such person may only sell up to the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 35,000 shares following the completion of this offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Commission. Sales pursuant to Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information. Any person who has not been an affiliate of the Company for a period of 90 days preceding a sale of Restricted Shares is entitled to sell such shares under Rule 144 without regard to such limitations if at least two years have passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Shares held by persons who are deemed to be affiliated with the Company are subject to such volume limitations regardless of how long they have been owned or how they were acquired.

         Without consideration of contractual restrictions described below, an aggregate of 2,500,000 shares of Common Stock, representing 71.4% of the outstanding shares of the Common Stock, or shares representing 67.1% if the over-allotment option is exercised in full will be eligible for sale in the public market pursuant to Rule 144 after the completion of this offering. The Company is unable to estimate the number of shares that may be sold from time to time under Rule 144, since such number will depend upon the market price and trading volume for the Common Stock, the personal circumstances of the sellers and other factors.

         After this offering, executive officers, directors and senior management will own 2,487,500 shares of the Common Stock.

         The Company can make no prediction as to the effect, if any, that the offer or sale of these shares would have on the market price of the Common Stock. Nevertheless, sales, or the perception that such sales could occur, of significant amounts of Restricted Shares in the public markets could adversely affect the market price of Common Stock.

         The Company has reserved a total of 300,000 shares for issuance under its Stock Option Plan. In addition the Company has granted to the Underwriters' certain registration rights related to the Representative's Warrants.


         Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

         Options to purchase 45,000 shares of Common Stock are currently outstanding. Shortly after this Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Company's Stock Option Plans. Shares of Common Stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to any contractual restrictions. The options will vest over a five year period.

                                  UNDERWRITING

         Pursuant to the terms and subject to the conditions contained in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below, and each of the Underwriters, for whom Tejas Securities Group, Inc (the "Representative") is acting as Representative, has severally agreed to purchase the number of shares set forth opposite its name in the following table.

              Underwriters                                  Number of Shares
             --------------


         Tejas Securities Group, Inc.



              Total..............................              1,000,000
                                                               =========



         The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $____ per share, of which $____ may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative.

         The Selling Shareholders have granted to the Underwriters an option, exercisable during the 45-day period after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the Company will receive for the 1,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares to be purchased by it shown in the above table represents as a percentage of the 1,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,000,000 shares are being sold. All of such shares will be sold to the Underwriters by Selling Shareholders, and the Company will not receive any proceeds from the sale of such shares. See "Principal and Selling Shareholders."

         The Underwriting Agreement contains covenants of indemnity by the Company to the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

         The holders of 2,500,000 shares of the Common Stock (2,350,000 if the Underwriters' over allotment option is exercised in full) after the offering have agreed with the Representative that, until one year after the date of this Prospectus, subject to certain limited exceptions, they will not offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock, any options to purchase shares of Common Stock, or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, owned directly by such holders or with respect to which they have the power of disposition, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, without the prior written consent of the Representative, except for shares sold upon exercise of the over-allotment option. Substantially all of such shares will be eligible for immediate public sale following expiration of the lock-up periods, subject to the provisions of Rule 144. In addition, the Company has agreed that until 365 days after the date of this Prospectus, the Company will not, without the prior written consent of the Representative, subject to certain limited exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, other than the Company's sales of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options or warrants or the issuance of options under its employee stock option plan. See "Shares Eligible for Future Sale."

         Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such stabilizing, if commenced, may be discontinued at any time.

         The Representative has informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority.

         The Company has agreed to pay the Representative a non-accountable expense allowance of 2.0% of the gross amount of the shares sold at the closing of the offering. The Underwriters' expenses in excess thereof will be paid by the Representative. To the extent that the expenses of the underwriting are less than that amount, such excess shall be deemed to be additional compensation to the Underwriters.

         The Company has agreed that for a period of five years from the closing of the sale of the shares offered hereby, it will nominate for election as a director a person designated by the Representative, and during such time as the Representative has not exercised such right, the Representative shall have the right to designate an observer, who shall be entitled to attend all meetings of the Board and receive all correspondence and communications sent by the Company to the members of the Board. The Representative have not yet identified to the Company the person who is to be nominated for election as a director or designated as an observer.

         The Underwriting Agreement provides for indemnification among the Company, the Selling Shareholders and the Underwriters against certain civil liabilities, including liabilities under the Securities Act. In addition, the Representative's Warrants provide for indemnification among the Company and the holders of the Representative's Warrants and underlying shares against certain civil liabilities, including liabilities under the Securities Act and the Exchange Act.

 Representative's Warrants


         Upon the closing of this offering, the Company has agreed to sell to the Underwriters for nominal consideration, the Representative's Warrants. The Representative's Warrants will entitle the holder to purchase 100,000 shares of Common Stock. The Representative's Warrants are exercisable at 120% of the public offering price for a four-year period commencing one year from the effective date of this offering. The Representative's Warrants may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this offering except to the officers of the Underwriters and their successors and dealers participating in the offering and/or their partners or officers. The Representative's Warrants will contain antidilution provisions providing for appropriate adjustment of the number of shares subject to the Warrants under certain circumstances. The holders of the Representative's Warrants have no voting, dividend or other rights as shareholders of the Company with respect to shares underlying the Representative's Warrants until the Representative's Warrants have been exercised.


         The holders of the Underwriters Warrants have certain demand and piggyback registration rights with respect to the underlying shares of Common Stock.

Determination of Offering Price

          The initial public offering price was determined by negotiations between the Company and the Representative. The factors considered in determining the public offering price include the Company's revenue growth since its organization, the industry in which it operates, the Company's business potential and earning prospects and the general condition of the securities markets at the time of the offering. Prices for the shares of Common Stock after this offering will be determined in the market and may be influenced by many factors including the depth and liquidity of the market for the Common Stock, investor perception of the Company and the mortgage banking industry as a whole.

          Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance than an active market will develop.

American Stock Exchange

         The Company has applied to list the Common Stock on the American Stock Exchange under the trading symbol "TFN".

                                  LEGAL MATTERS

         The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Robert A. Forrester, Esq., Richardson, Texas. Mr. Forrester owns 12,500 shares of Common Stock. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Wolin, Ridley & Miller LLP, Dallas, Texas.

                                     EXPERTS


         The balance sheet of the Company as of December 31, 1997, and the statements of income, stockholders' equity, and cash flows for the years ended December 31, 1997 and 1996 included in this Prospectus have been audited by Moss Adams LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting, in giving said report.

                       TRANSNATIONAL FINANCIAL CORPORATION


                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996
                               AND MARCH 31, 1998

CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

INDEPENDENT AUDITOR'S REPORT................................................F-1

FINANCIAL STATEMENTS
    Balance sheets..........................................................F-2
    Statements of income....................................................F-3
    Statements of stockholders' equity......................................F-4
    Statements of cash flows............................................... F-4
    Notes to financial statements...........................................F-6

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Transnational Financial Corporation

We have audited the accompanying balance sheets of Transnational Financial Corporation as of December 31, 1997, and the related statements of income, stockholders' equity and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Transnational Financial Corporation as of December 31, 1997, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

As described in Note 10, the Company's December 31, 1995 balance sheet has been restated to reflect the application of accounting principles which require the deferral of certain loan origination costs and related fee income.


San Francisco, California
June 4, 1998                                                  /s/Moss Adams LLP



--------------------------------------------------------------------------------
                                       F-1

TRANSNATIONAL FINANCIAL CORPORATION
BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                                               PROFORMA
                                                                  DECEMBER 31,            MARCH 31,            MARCH 31,
                                                                      1997                   1998                1998
                                                              ---------------------    ----------------    -----------------
                                                                                         (unaudited)

                                     ASSETS

 Cash and equivalents                                              $     482,558         $   1,649,752        $  1,336,739
 Certificates of deposit                                                 272,298               266,709             266,709
 Mortgage loans held for sale, pledged                                50,288,714            37,015,012          37,015,012
 Accrued interest                                                        181,763               168,100             168,100
 Notes receivable                                                        135,819               135,819             135,819
 Note receivable, stockholders                                           250,000                     -                   -
 Real estate held for investment, net                                    199,944               198,784             198,784
 Property and equipment, net                                             103,267               110,051             110,051
 Other assets                                                             61,420               176,850             176,850
                                                                -----------------      ----------------    -----------------

      TOTAL ASSETS                                                 $  51,975,783         $  39,721,077        $ 39,408,064
                                                                =================      ================    =================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

 LIABILITIES
    Warehouse notes payable                                        $  50,154,791         $  36,781,678        $ 36,781,678
    Note payable, subordinated                                                 -             1,000,000           1,000,000
    Accrued interest                                                     202,118               151,500             151,500
    Real estate mortgage                                                 146,755               146,092             146,092
    Accounts payable and accrued liabilities                             133,480               180,168             180,168
                                                                -----------------      ----------------    -----------------
      TOTAL LIABILITIES                                               50,637,144            38,259,438          38,259,438
                                                                -----------------      ----------------    -----------------

 STOCKHOLDERS' EQUITY
    Preferred stock, no par value; 2,000,000 shares
      authorized; no shares issued or outstanding                              -                     -                   -
    Common stock, no par value; 10,000,000 shares
      authorized; 2,500,000 shares issued and outstanding                  1,000                 1,000               1,000
    Additional paid-in capital                                         1,001,090             1,001,090           1,147,626
    Retained earnings                                                    336,549               459,549                   -
                                                                -----------------      ----------------    -----------------

      TOTAL STOCKHOLDERS' EQUITY                                       1,338,639             1,461,639           1,148,626
                                                                -----------------      ----------------    -----------------
      TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY                                       $  51,975,783         $  39,721,077        $ 39,408,064
                                                                =================      ================    =================




--------------------------------------------------------------------------------
                             See accompanying notes

STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                   STATEMENT OF INCOME AND RETAINED EARNINGS

                                                                    YEAR ENDED                             THREE MONTHS
                                                                   DECEMBER 31,                          ENDED MARCH 31,
                                                       ------------------------------------    ------------------------------------
                                                             1997               1996                 1998               1997
                                                       -----------------  -----------------    -----------------  -----------------
                                                                                                           (unaudited)
INCOME
     Net gain from sales of mortgage loans                  $ 2,230,309        $ 1,013,579         $    969,783       $    428,671
     Production income                                          943,182            915,505              305,697            229,032
     Other                                                       16,346                  -               10,784              3,675
                                                       -----------------  -----------------    -----------------  -----------------

                                                              3,189,837          1,929,084            1,286,264            661,378
                                                       -----------------  -----------------    -----------------  -----------------
EXPENSES
     Salaries and benefits                                    1,262,790            757,755              513,472            244,441
     General and administrative                                 674,962            558,535              314,658            164,446
     Interest expense, net of interest income                   279,093            146,860              152,431             32,199
     Occupancy                                                  125,020             63,860               39,041             20,799
                                                       -----------------  -----------------    -----------------  -----------------

                                                              2,341,865          1,527,010            1,019,602            461,885
                                                       -----------------  -----------------    -----------------  -----------------
INCOME BEFORE PROVISION FOR
     STATE INCOME TAX                                           847,972            402,074              266,662            199,493

PROVISION FOR STATE INCOME
     TAX, current                                                13,000
                                                                                     6,227                4,000              3,000
                                                       -----------------  -----------------    -----------------  -----------------

NET INCOME                                                 $    834,972       $    395,847         $    262,662       $    196,493
                                                       =================  =================    =================  =================

PRO FORMA INFORMATION
     Income before income taxes, as reported               $    847,972       $    402,074         $    266,662       $    199,493
     Pro forma income tax provision                             339,200            158,300              106,000             80,000
                                                       -----------------  -----------------    -----------------  -----------------
     Pro forma net income                                  $    508,772       $    243,774         $    160,662       $    119,493
                                                       =================  =================    =================  =================
     Pro forma earnings per share                          $       0.20       $       0.10         $       0.06       $       0.05
                                                       =================  =================    =================  =================
     Pro forma dividends per share                         $       0.21       $       0.15         $       0.06       $       0.18
                                                       =================  =================    =================  =================
     Pro forma weighted average common
        shares outstanding                                    2,500,000          2,500,000            2,500,000          2,500,000
                                                       =================  =================    =================  =================



--------------------------------------------------------------------------------
                             See accompanying notes

TRANSNATIONAL FINANCIAL CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                 Additional        Total
                                                 Shares           Common          Paid-In         Retained      Stockholders'
                                               Outstanding         Stock          Capital         Earnings         Equity
                                              -------------     -----------    -------------    -----------    ---------------

BALANCE, December 31, 1995                        2,468,750     $     1,000     $    922,779    $    16,663    $       940,442

 Prior period adjustment - Note 10                        -               -          (64,689)       (16,663)           (81,352)

 Distributions to stockholders                            -               -                -       (381,197)          (381,197)

 Stockholder contributions                                -               -          143,000              -            143,000

 Net income                                               -               -                -        395,847            395,847
                                              -------------     -----------    -------------    -----------    ---------------

BALANCE, December 31, 1996                        2,468,750           1,000        1,001,090         14,650          1,016,740

 Distributions to stockholders                            -               -                -       (513,073)          (513,073)

 Net income                                               -               -                -        834,972            834,972
                                              -------------     -----------    -------------    -----------    ---------------

BALANCE, December 31, 1997                        2,468,750           1,000        1,001,090        336,549          1,338,639

 Distributions to stockholders                            -               -                -       (139,662)          (139,662)

 Net income                                               -               -                -        262,662            262,662
                                              -------------     -----------    -------------    -----------    ---------------

BALANCE, March 31, 1998                           2,468,750     $     1,000     $ 1,001,090     $   459,549    $     1,461,639
                                              =============     ===========    =============    ===========    ===============



--------------------------------------------------------------------------------
                             See accompanying notes

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                               YEAR ENDED                       THREE MONTHS
                                                                              DECEMBER 31,                    ENDED MARCH 31,
                                                                     ------------------------------    ----------------------------
                                                                          1997            1996             1998           1997
                                                                     -------------  ---------------    -------------  -------------
                                                                                                                (unaudited)
 CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                       $     834,972  $       395,847    $     262,662  $     196,493
    Adjustments to reconcile net income to net cash
       used for operating activities
        Depreciation                                                        14,851           11,487            7,935          4,138
        Loss from sale of real estate                                            -           35,308                -              -
       Changes in operating assets and liabilities
        Origination of mortgage loans held for sale                   (399,235,560)    (191,331,640)    (164,989,035)   (96,131,000)
        Proceeds from sales of mortgage loans                          368,442,507      173,271,367      178,262,737     99,957,142
        (Increase) decrease in accrued interest receivable                (152,110)         (11,281)          13,663         (3,475)
        Increase (decrease) in accounts payable and accrued liabilities     23,537           94,000           46,688        (26,372)
        Increase (decrease) in accrued interest payable                    158,769                -          (50,618)        (8,883)
        Decrease (increase) in other assets                                  2,344          (17,489)        (115,430)        10,634
                                                                     -------------  ---------------    -------------  -------------
            Net cash (used for) provided by operating activities       (29,910,690)     (17,552,401)      13,438,602      3,998,677
                                                                     -------------  ---------------    -------------  -------------

 CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of certificates of deposit                                  (272,298)        (221,000)               -              -
     Proceeds from sales and maturities of certificates of deposit         379,095          171,117            5,589              -
     Purchase of property and equipment                                    (29,930)         (69,178)         (13,559)        (1,237)
     Proceeds from sale of real estate held for investment                       -          245,000                -              -
                                                                     -------------  ---------------    -------------  -------------
            Net cash provided by (used for) investing activities            76,867          125,939           (7,970)        (1,237)
                                                                     -------------  ---------------    -------------  -------------

 CASH FLOWS FROM FINANCING ACTIVITIES
     Borrowings on warehouse notes payable                             399,152,597      191,280,680      166,638,925     95,966,691
     Payments on warehouse notes payable                              (368,442,507)    (173,271,367)    (180,012,038)   (99,951,471)
     Contributions from stockholders                                             -          143,000                -              -
     Distributions to stockholders                                        (513,073)        (381,197)        (139,662)      (125,342)
     Issuance of note receivable, stockholders                            (250,000)               -                -              -
     Payment of note receivable, stockholders                                    -                -          250,000              -
     Real estate mortgage loan payments                                     (2,608)        (213,606)            (663)          (629)
     Borrowings on note payable, subordinated                                    -                -        1,000,000              -
                                                                     -------------  ---------------    -------------  -------------
            Net cash provided by (used for) financing activities        29,944,409       17,557,510      (12,263,438)    (4,110,751)
                                                                     -------------  ---------------    -------------  -------------

 NET CHANGE IN CASH AND EQUIVALENTS                                        110,586          131,048        1,167,194       (113,311)

 CASH AND EQUIVALENTS, beginning of period                                 371,972          240,924          482,558        371,972
                                                                     -------------  ---------------    -------------  -------------

 CASH AND EQUIVALENTS, end of period                                 $     482,558  $       371,972    $   1,649,752  $     258,661
                                                                     =============  ===============    =============  =============

 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
       Cash paid during the period for:
         Income taxes                                                $           -  $         3,908    $           -  $           -
                                                                     =============  ===============    =============  =============
         Interest                                                    $   1,411,720  $       617,511    $     783,923  $     209,143
                                                                     =============  ===============    =============  =============



--------------------------------------------------------------------------------
                             See accompanying notes

TRANSNATIONAL FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1 - Description of Operations and Summary of Significant Accounting
         Policies

         Description of Operations - Transnational Financial Corporation conducts real estate mortgage banking activities through wholesale and retail branch operations located in and around the San Francisco Bay area. The Company's revenues are derived primarily from the origination and sale of conforming and non-conforming residential real estate loans for placement in the secondary market.

         Cash and Equivalents - Cash and equivalents consist of amounts on deposit with major regional financial institutions and certificates of deposit with an original maturity of not greater than 90 days.

         Certificates of Deposit - Certificates of deposit generally mature within 180 days. Certificates of deposit amounting to $318,672 are subject to restrictions at December 31, 1997, including approximately $160,000 classified as cash equivalents. These securities were pledged as collateral for certain obligations of the stockholders. The bank released this collateral subsequent to December 31, 1997.

         Mortgage Loans Held for Sale - All mortgage loans originated are intended for sale in the secondary market and are carried at the lower of cost or estimated market value, as determined by quoted market prices, in aggregate. Substantially all loans are sold servicing released. The real property of the borrower is pledged as collateral for mortgage loans.

         Loan origination fees and certain direct origination costs are recognized when the loan is made or when the costs are incurred. Origination fees earned in excess of direct loan origination costs are deferred and recognized as income when the related loan is sold. Fees representing reimbursement for the costs of specific services performed by third parties (such as for appraisals) are recognized when the services have been performed. Loan placement fees are recognized when all significant services have been performed.

         Gains or losses realized from mortgage loan sales are recognized at time of settlement with investors based upon the difference between the proceeds from sale and the carrying value of the mortgage loan sold, net of commitment fees paid. The Company reflects the value paid for servicing rights released in net gain from sales of mortgage loans.

         Property and Equipment - Property and equipment is stated at cost and is depreciated using accelerated depreciation methods over the estimated useful lives of the assets, which range from five to ten years. Accumulated depreciation at December 31, 1997 was $58,423.


--------------------------------------------------------------------------------
                                      F-6

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1 - Description of Operations and Summary of Significant Accounting Policies (continued)

         Financial Statement Presentation - The Company prepares its financial statements using an unclassified balance sheet presentation as is customary in the mortgage banking industry. A classified balance sheet presentation would have aggregated current assets, current liabilities and net working capital as follows at December 31, 1997:

               Current Assets                          $ 51,536,753
               Current Liabilities                     $ 50,493,589
                                                       ------------

               Net Working Capital                     $  1,043,164
                                                       ============

         Production Income - Production income consists of fees paid to the Company by borrowers for the preparation, documentation and underwriting of loans. These fees and related lending transaction costs are deferred until the related loan is sold. Upon sale of the loan, the deferred fees and costs are recognized as production income, and deferred costs are recognized in the applicable expense classifications.

         Income Taxes - The Company is a Subchapter S corporation and therefore is not subject to Federal income tax at December 31, 1997. Distributions are periodically made to cover the Federal and state tax liability of the stockholders. The California Revenue and Taxation Code also levies a corporate tax of 1.5% on taxable income for which a provision has been provided. However, pro forma income tax results are presented on the statement of income and discussed in Note 16. Effective April 30, 1998, the Company terminated its S status and became a C corporation for tax purposes.

         Off-Balance-Sheet Financial Instruments - The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the real estate mortgage financing needs of its customers and to reduce its own exposure to market risk resulting from fluctuations in interest rates. These financial instruments include commitments to extend credit, commitments to sell whole loans on a mandatory basis and forward delivery contracts to sell mortgage backed securities. These instruments involve, to varying degrees, elements of credit, and market risk resulting from changing interest rates, in excess of the amount recognized in the financial statements. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments. Gains and losses resulting from such financial instruments are recorded in the financial statements when they are funded or settled.


--------------------------------------------------------------------------------
                                      F-7

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1 - Description of Operations and Summary of Significant Accounting Policies (continued)

              Commitments to Extend Credit - In response to marketplace demands, the Company routinely makes commitments to extend credit for fixed rate and variable rate loans with or without rate lock guarantees. When rate lock guarantees are made to customers, the Company becomes subject to market risk for changes in interest rates that occur between the rate lock date and the date that a firm commitment to purchase the loan is made by a secondary market investor. Generally, as interest rates increase, the market value of the loan commitment goes down. The opposite effect takes place when interest rates go up. As described below, the Company uses a combination of Financial Futures and Forward Delivery Commitments to manage this risk. Hedging of the market risk is most successful when these instruments are matched, resulting in the market values of the Financial Futures and Forward Delivery Commitments moving in an inverse relationship with the market value changes of the Company's loan commitments.

              Commitments to extend credit are agreements to lend to a customer as long as the borrower satisfies the Company's underwriting standards. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those commitments. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Collateral is required for substantially all loans, and normally consists of real property. The Company's experience has been that substantially all loan commitments are completed or terminated by the borrower within three months. The Company funds these commitments from operating capital and through short-term borrowings on various warehouse lines of credit. Sale of loans to permanent investors provides additional liquidity to the Company.

              Financial Futures - Mortgage Backed Securities ("MBS") futures contracts are entered into by the Company as hedges against exposure to interest-rate risk and are not for speculation purposes. Changes in the market value of futures contracts are deferred while the contracts are open and subsequently recognized in income or expense after the contract closes and the related hedged assets are sold. The Company provides collateral in the form of standby letters of credit to support sales commitments made to counterparties. However, the Company generally closes out their financial futures positions and the offsetting standby letters of credit without actually funding these instruments. Credit risk on these instruments arise when the Company's position in these securities becomes positive (i.e. "in-the-money") and the Company is a net creditor to the counterparty to the agreement. To manage this risk, the Company only enters into these agreements with major, well-known financial institutions.


--------------------------------------------------------------------------------
                                      F-8

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1 - Description of Operations and Summary of Significant Accounting Policies (continued)

              Forward Delivery Commitments - The Company uses mandatory sell forward delivery commitments to sell whole loans. These commitments are also used as a hedge against exposure to interest-rate risks resulting from rate locked loan origination commitments and certain mortgage loans held for sale. Gains or losses incurred in completing these commitments offset corresponding gains and losses in the items hedged, and are deferred and recognized in the statement of income when the contract is closed and the related assets are sold. Credit risk on these instruments arise when the Company's position in these securities becomes positive (i.e. "in-the-money") and the Company is a net creditor to the counterparty to the agreement. To manage this risk, the Company only enters into these agreements with major, well-known financial institutions.

              Standby Letters of Credit - The Company uses standby letters of credit as collateral to support sales commitments of financial futures. The lender charges a fee to the Company to maintain the availability of these letters of credit, which generally are matched against the Company's commitments to sell financial futures to the lender as part of the Company's hedging strategy. The Company closes out their standby letters of credit when the related financial futures are closed, and thus is normally not required to execute draws or payments on these credit facilities.

         The Company contracts with a hedge management firm to carry out their hedge strategy and to track these off-balance sheet financial instruments. A market position consisting of Financial Futures and Forward Delivery Commitments has been established with characteristics that are designed to offset the market risks which exist with certain mortgage loans held for sale and commitments to extend credit. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading.

         Use of Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts on the balance sheet at December 31, 1997 and the statement of income for the years ended December 31, 1997 and 1996. Actual results could differ significantly from those estimates.



--------------------------------------------------------------------------------
                                      F-9

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1 - Description of Operations and Summary of Significant Accounting Policies (continued)

         Adoption of New Accounting Pronouncement - On January 1, 1997, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This Statement provides guidelines for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 supersedes SFAS 76, 77 and 122, while amending both SFAS 65 and 115. The Statement is to be applied prospectively; however, portions of SFAS No. 125 were deferred under SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" until January 1, 1998. Earlier implementation is not permitted.

         Under SFAS 125, a transfer of financial assets in which control is surrendered is accounted for as a sale to the extent that consideration other than beneficial interest in the transferred assets is received in the exchange. Liabilities and derivatives incurred or obtained by the transfer of financial assets are required to be measured at fair value, if practicable.

         SFAS 125 also requires an assessment of interest-only strips, loans, other receivables and retained interests in securitizations. If these assets can be contractually prepaid or otherwise settled such that the holder would not recover substantially all of its recorded investment, the asset will be measured like trading securities. This assessment is required for financial assets held on or acquired after January 1, 1997. Application of the provisions of SFAS 125 did not have a material effect on the Company's financial position, results of operations or cash flows.

         Basic Earnings Per Share - For the purpose of presenting pro forma information, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." In February 1998, the Securities and Exchange Commission (SEC) staff released Staff Accounting Bulletin (SAB) No. 98, "Computations of Earnings per Share." SAB No. 98 revised prior SEC guidance concerning presentation of earnings per share information for companies going public, and requires all companies to present earnings per share for all periods for which income statement information is presented in accordance with SFAS No.
         128. Basic earnings per share were computed using the pro forma weighted average number of common shares outstanding.


--------------------------------------------------------------------------------
                                      F-10

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1 - Description of Operations and Summary of Significant Accounting Policies (continued)

         Basis of Note Presentation - The notes to the March 31, 1998 balance sheet and the statements of income, changes in stockholders' equity and cash flows for the three months ended March 31, 1998 and 1997 do not present all disclosures required under generally accepted accounting principles but, instead, as permitted by Securities and Exchange Commissions regulations, presume that users of the interim financial statements have read or have access to the December 31, 1997 audited financial statements and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context. In addition, the accompanying financial statements include all adjustments which are, in the opinion of management, necessary to the fair presentation of the results of operations for the periods presented. All such adjustments are of a normal recurring nature.


Note 2 - Mortgage Loans Held for Sale, Pledged

         The cost of mortgage loans held for sale is the outstanding principal balance of the mortgage loan decreased by fees or discounts collected and increased by fees and discounts paid, and certain direct costs. Fees and costs incurred net of discounts collected are deferred and recognized as adjustments to gain or loss when the related loan is sold.

         Mortgage loans held for sale consisted of the following at December 31, 1997:

               Mortgage Loans                              $ 50,154,791
               Deferred Costs, Net of Fees                      133,923
                                                           ------------

                                                           $ 50,288,714
                                                           ============


         Substantially all mortgage loans held for sale are pledged as collateral against the Company's warehouse line of credit. The collateral is released by the lenders at the time a mortgage loan is sold and payment is received.


Note 3 - Notes Receivable

         Notes receivable represent unsecured principal advances to individuals, at fixed interest rates of 6% and 8%, due in full in 2000. The advances were issued with an original maturity of five years. Notes receivable include principal amounts due from employees of $35,819. Accrued interest related to these notes totaled $41,763 at December 31, 1997.


--------------------------------------------------------------------------------
                                      F-11

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 4 - Note Receivable, Stockholders

         Subsequent to year end, but effective as of December 31, 1997, the Company entered into a promissory note agreement with its stockholders. The $250,000 note is unsecured, bearing interest at an annual rate of 6.5%, and is due on or before March 31, 1998. The note was paid in full during March 1998.


Note 5 - Real Estate Held for Investment

         Real estate held for investment consists of a residence in Santa Rosa, California. The real estate was contributed to the Company during 1995 by the stockholders and is subject to a mortgage assumed by the corporation. The real estate is recorded at the property's estimated market value at the date of contribution less accumulated depreciation of $12,556. The property is not currently listed for sale. The mortgage is due 2018 bearing interest at the 11th District cost of funds. Future principal payments are due as follows:

               Year Ending December 31,
               ------------------------
                         1998                         $   3,200
                         1999                             3,500
                         2000                             3,700
                         2001                             4,000
                         2002                             4,300
                      Thereafter                        128,055
                                                      ---------

                                                      $ 146,755
                                                      =========

Note 6 - Warehouse Notes Payable

         The Company maintains various revolving warehouse lines of credit agreements, primarily to fund mortgage loan originations. Advances are made on the warehouse lines for specific properties which are pledged as collateral. The stockholders personally guarantee borrowings under the revolving line. Interest accrues monthly on the warehouse lines and is due at settlement when the underlying loans are sold. All advances are expected to be repaid within one year.


--------------------------------------------------------------------------------
                                      F-12

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 6 - Warehouse Notes Payable (continued)

         Warehouse lines available as of December 31, 1997 were as follows:

          $11 million revolving mortgage credit
              facility with Warehouse Lending
              Corporation of America and a temporary
              bulge facility of $44 million, interest
              on outstanding advances at LIBOR + 3.25%.
              The credit facility expires March 15,
              1998.                                            $50,154,791

          $7  million revolving mortgage credit
              facility with PNC Mortgage Bank N.A.,
              interest on outstanding advances at LIBOR
              + 2.5%. The credit facility expires May
              31, 1998.                                                  -

          $3  million revolving mortgage credit
              facility with Pacific Southwest Bank,
              interest on outstanding advances at the
              Prime rate plus 1%. The credit facility
              expires April 30, 1998.                                    -
                                                           ------------------

                                                               $50,154,791
                                                           ==================

         The Company must comply with covenants provided in its credit agreements, including restrictions on the payment of dividends and the maintenance of certain financial ratios and other conditions such as maintaining minimum amounts of stockholders' equity.

         The weighted average nominal interest rate on loans at December 31, 1997 is 9.09%. Interest expense amounted to $1,570,489 and $660,860 for the years ended December 31, 1997 and 1996, respectively.


Note 7 - Financial Instruments

         The following disclosure of the estimated fair value of financial instruments at December 31, 1997 is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. These estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange, and the use of different market assumptions and/or estimation methodologies could significantly affect the estimates.


--------------------------------------------------------------------------------
                                      F-13

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 7 - Financial Instruments (continued)

                                                                Estimated
                                               Carrying            Fair
                                                 Value             Value
                                             ------------        ---------
Financial Assets
   Cash and equivalents                      $    482,558        $    482,558
   Certificates and deposits                 $    272,298        $    272,298
   Mortgage Loans held for sale, pledged     $ 50,288,714        $ 50,700,000
   Notes receivable                          $    135,819        $    110,000
   Note receivable, stockholders             $    250,000        $    250,000

Financial Liabilities
   Warehouse notes payable                   $ 50,154,791        $ 50,154,791
   Real estate mortgage note                 $    146,755        $    146,755

Off-Balance-Sheet Instruments
   Committments to extend credit             $          -        $    300,000
   Financial futures                         $          -        $    (65,000)
   Foreward delivery committments            $          -        $      5,000
   Standby letters of credit                 $          -        $          -

         The notional amount of the Company's commitments to extend credit at fixed interest rates were approximately $52,000,000 at December 31, 1997. The Company also made commitments as of December 31, 1997 to deliver $13,500,000 in loans and $12,000,000 in mortgage backed securities to various investors, all at fixed interest rates. The Company has standby letters of credit up to $38,000,000 as of December 31, 1997, of which $12,000,000 are allocated in support of open financial futures positions.

         The fair values presented above represent the Company's best estimate of fair value using the methodologies discussed below:

         Cash and Equivalents and Certificates of Deposit - Due to the relatively short period of time between the origination of these instruments and their expected realization, the carrying amount is estimated to approximate market value.

         Notes Receivable - The fair value of notes receivable is estimated by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers.


--------------------------------------------------------------------------------
                                      F-14

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 7 - Financial Instruments (continued)

         Mortgage Loans Held for Sale - Fair values for mortgage loans covered by investor commitments are based on commitment prices. Fair values for uncommitted loans are based on management's assessment of current prices offered for similar loans sold in conjunction with the Company's own secondary market transactions, adjusted for differences in loan characteristics. Management's determination of fair value includes consideration of commitment prices which clearly represent market conditions at the balance sheet date and market prices and yields sought by the Company's permanent investors, or other public market quotations for long-term mortgage loan rates.

         Financial Liabilities - The fair value of financial liabilities is believed to approximate the carrying amount because the terms of the debt are similar to terms currently offered by lenders, or the interest rates are variable based on current market rates.

         Off-Balance-Sheet Instruments - The fair value of off-balance-sheet instruments is determined by management's assessment of current prices offered for similar loans sold in conjunction with the Company's own secondary market transactions, adjusted for related mandatory forward commitments and risks associated with borrowers ability to complete their commitments. The Company also employs pricing models and various other techniques to determine the fair value of their forward delivery and futures contracts.


Note 8 - Significant Group Concentrations of Credit Risk

         Substantially all of the Company's business activity is with customers located within the San Francisco Bay area. The loans and commitments extended to these customers are expected to be repaid from proceeds of the sale of these loans in the secondary market and are secured by real estate. The Company's access and rights to this collateral vary and are legally documented to the extent practicable. Sales agreements with secondary market investors include limited recourse provisions which may require the Company to repurchase the loans sold in the event of certain conditions, the most restrictive of which includes the default or delinquency of borrowers under the terms of the loan agreements. Recourse obligations arising pursuant to these agreements are recorded at estimated fair value using the best information available in the circumstances when the loans are sold. The Company has not been required to repurchase any loans sold during the years ended December 31, 1997 and 1996.

         The Company has a concentration of credit risk with respect to cash deposited with a commercial bank in excess of federally insured limits.


--------------------------------------------------------------------------------
                                      F-15

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 9 - Commitments and Contingencies

         Operating Leases - The Company has entered into various operating lease agreements for the rental of office space. The following represents aggregate future minimum lease payments under these agreements:

               Year Ending December 31,
               ------------------------
                         1998                            $ 150,765
                         1999                               88,150
                         2000                               74,940
                         2001                               50,640
                                                         ---------

                                                         $ 364,495
                                                         =========

         Litigation - The Company is involved in legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings can not be determined because of the uncertainties that exist. In the opinion of management, the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position, results of operations or cash flows of the Company.

Note 10 - Prior Period Adjustment

         Loan origination fees, net of certain direct loan origination costs, are required to be deferred and recognized as an adjustment of yield on the related loans, using the interest method, or recognized when the related loan is sold. During 1996, the Company determined that loan fees and certain direct loan origination costs from prior years were not properly accounted for in accordance with generally accepted accounting principles. Accordingly, the Company's financial statements as of December 31, 1995 have been restated to reflect these requirements. The effect of the restatement is as follows:

                                              As Previously          As
                                                 Reported         Restated
                                              -------------      ---------

Retained earnings as of December 31, 1995      $     16,663      $       -
                                              =============      =========

Additional paid-in-capital                     $    922,779      $ 858,090
                                              =============      =========
Net income for the nine months ended
   December 31,1995 (unaudited)                $    220,919      $ 139,567
                                              -------------      ---------
Net income per share for the nine months
   ended December 31, 1995 (unaudited)         $       0.09      $    0.06
                                              =============      =========




--------------------------------------------------------------------------------
                                      F-16

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 11 - New Accounting Standards

         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. SFAS No. 130 requires classification of other comprehensive income in a financial statement, and the display of the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company believes this pronouncement will not have a material effect on its financial statements.

         In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which established standards for reporting information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, although earlier application is encouraged. The Company believes this pronouncement will not have a material effect on its financial statements.

Note 12 - Year 2000

         The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Accordingly, over the next few years, management may incur additional expenditures to modify its software to operate correctly for the year 2000. While considered to be immaterial by management, the Company has not yet quantified such costs, which will be expensed as incurred. If the Company or other entities not affiliated with the Company do not address this issue successfully, the Company's business could be materially affected.

Note 13 - Credit Facilities

         Subordinated Debt - In order to obtain additional capital, the Company has obtained a $1,000,000 short-term note from a bank, subordinated to warehouse lenders. The note bears interest at the Prime Rate plus 2%, and is due in full on the earlier of December 31, 1998 or the closing of an initial public offering of Company stock. The note is collateralized by a first priority security interest in all of the stock owned by the stockholders.


--------------------------------------------------------------------------------
                                      F-17

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 13 - Credit Facilities (continued)

         The note is guaranteed by the stockholders and secured by Company accounts, equipment and general intangibles as defined in the agreement. An equity participation fee of $100,000 is due when the loan matures.

         The loan agreement requires the Company to comply with certain covenants, the most restrictive of which include minimum required amounts of capital and the maintenance of certain financial ratios and other conditions.

         Loan Participation and Custodian Agreement - During January 1998, the Company entered into a loan participation and custodian agreement with a bank to fund the origination and sale of mortgage loans. Under the terms of the agreement, the bank will purchase from the Company a 100% loan participation interest and the related firm purchase commitment obtained from permanent investors. The Company accounts for the transfer of such loans pursuant to this agreement as sales, and records the gain or loss at the settlement date, which is the date that the loan is purchased by the investor. The bank charges the Company transaction fees on the transfer of each loan and also requires payment of interest at the rate of prime plus .25% on the outstanding balance of loans purchased. Recourse provisions require the Company to reacquire these loans in the event of certain conditions of default as defined in the agreement. The Company records the estimated fair value of the recourse obligation when the loans are sold.

Note 14 - Capital Stock

         Stock Split and Preferred Stock Authorization - On March 17, 1998, the Company's Board of Directors amended the Company's Articles of Incorporation to authorize up to 10,000,000 shares of Common Stock and approved a 2,468.75 for 1 split, in the form of a stock dividend, of the Company's outstanding Common Stock. All common shares and per share amounts in the accompanying financial statements have been adjusted retroactively to give effect to the stock split. In addition, the Company's Board of Directors amended the Company's Articles of Incorporation to authorize up to 2,000,000 shares of Preferred Stock. On May 1, 1998, two individuals were granted, in total, 31,250 shares of Common Stock for services rendered in connection with the initial Public Offering of the Company's stock.



--------------------------------------------------------------------------------
                                      F-18

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 15 - Subsequent Events

         Employment Agreements - Subsequent to year end, the Company entered into employment agreements with two senior executives of the Company who were the sole stockholders. The agreements commenced on May 1, 1998, and extend through December 31, 1999. Compensation for the senior executives shall be $250,000 and $150,000 annually. The agreements include bonus provisions for additional payments to the executives based on 10% of pretax income up to $150,000 per year for the Chief Executive Officer and 60 basis points of the mortgage loans originated by her plus 10 basis points on the mortgage loans originated by the retail division of the Company in excess of $150,000 for the President.

         In addition, employment agreements were entered into with three other executives during March, April and May 1998 extending through December 31, 1999. Aggregate annual base salaries total $284,000 plus an incentive performance bonus of $50,000 for one of the executives. All three executives were granted options to acquire 15,000 shares of stock each at the initial public offering price pursuant to the Company's Incentive Stock Option Plan. The options vest at 20% per year beginning on the date of the closing of the Offering.

         In defined circumstances, the agreements also provide severance payments of up to two times the executive's annual base salary upon termination and immediate vesting of any stock options outstanding.

         Stock Option Plan - On April 20, 1998, the Company's Board of Directors approved the 1998 Stock Compensation Plan (the "1998 Plan"), which permits the granting of options to employees of the Company. As of June 2, 1998, a total of 300,000 shares of Common Stock were reserved for future grants of options under the 1998 Plan. The Company has granted options for an aggregate of 45,000 shares of Common Stock to certain employees of the Company, subject to the closing of the Offering. All of these options will be forfeited if the Offering is not consummated. The options vest at 20% per year beginning on the date of the closing of the Offering and have an exercise price equal to the initial public offering price. No options shall be granted under the plan after April 2008.

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under SFAS 123, a fair value method is used to determine compensation cost for stock options or similar equity instruments. Compensation is measured at the grant date and is recognized over the service or vesting period. The standard also allows the Company to account for stock-based compensation under the intrinsic value based method, with disclosure of the effect of the new standard. Under the accounting standard used by the Company, compensation cost is the excess, if any, of the quoted market price of the stock at a measurement date over the amount that must be paid to acquire the stock.


--------------------------------------------------------------------------------
                                      F-19

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 16 - Pro Forma Information (Unaudited)

         Income Taxes - As discussed in Note 1, the Company is an S corporation for federal and California tax purposes. Accordingly, the accompanying financial statements do not include a provision for income taxes, with the exception of the 1.5% California tax on S corporations. Effective April 30, 1998, the Company terminated its S status and become a C corporation for tax purposes. The Company will be subject to federal and state income taxes and will recognize deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires companies subject to income taxes to adjust their deferred tax assets and liabilities based on temporary differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. For informational purposes, the statement of income includes an unaudited pro forma income tax provision on income before income taxes for financial reporting purposes using federal and state rates that would have resulted if the Company had filed corporate tax returns during the period presented.

         Earnings Per Share - Pro forma earnings per share is computed by dividing pro forma net income by the pro forma number of shares of common stock outstanding during the respective period. The pro forma number of shares of common stock outstanding represents the number of shares of common stock outstanding after giving retroactive effect to the stock split and issuance of 31,250 shares of common stock.

         Balance Sheet - Pursuant to the reporting requirements of the Securities and Exchange Commission, a pro forma balance sheet is presented as of March 31, 1998 which reflects an assumed distribution of approximately $459,000 of S corporation dividends, representing the accumulated undistributed earnings of the Company from April 1, 1994 through March 31, 1998. Distributions of approximately $313,000 were made related to previous S corporation earnings during the period from April 1, 1998 to May 31, 1998. The pro forma balance sheet also reflects the reclassification of approximately $146,000 of remaining undistributed S corporation earnings from retained earnings to additional paid-in capital. For the purposes of the pro forma balance sheet presentation, the above amounts were assumed to have been funded from the Company's cash balance of $1,649,752 at March 31, 1998.


--------------------------------------------------------------------------------

     No dealer, sales person, or other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such solicitation or offer. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                TABLE OF CONTENTS
Additional Information......................    2
Prospectus Summary..........................    3
Risk Factors................................    6
Use of Proceeds.............................   12
Dividend Policy.............................   12
Dilution....................................   13
Capitalization..............................   14
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations................................   15
Business....................................   17
Management..................................   23
Principal and Selling Shareholders..........   26
Certain Relationships and
  Related Transaction.......................   27
Description of Capital Stock................   27
Shares Eligible for Future Sale.............   28
Underwriting................................   30
Legal Matters...............................   32
Experts.....................................   32
Index to Financial Statements...............  F-1

     Until ______, 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution,may be required to deliver a Prospectus. This is in addition to the obligation of delaers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                                1,000,000 SHARES









                       TRANSNATIONAL FINANCIAL CORPORATION






                                  COMMON STOCK






                                   PROSPECTUS











                          TEJAS SECURITIES GROUP, INC.

                                 (214) 692-3544










                              ____________ __, 1998

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Officers and Directors

Section 204 (a) (10) (A) of the General Corporation Law of the State of California ("GCL") allows a corporation to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of a director's duties to the corporation and its stockholders, except that such provision may not eliminate or limit the liability of directors for (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its stockholders, (vi) certain liabilities arising from contracts with the corporation in which the director has a material financial interest,
(vii) the making of any distributions to stockholders contrary to the law,
(viii) the distribution of assets to shareholders after dissolution proceedings without paying or adequately providing for all known liabilities of the corporation within certain time limits, and (ix) the making of any loan or guaranty contrary to law. The Registrant's Articles of Incorporation contains a provision which eliminates directors' personal liability as set forth above, except, as required by Section 204 (a) (10) (B) and (C) of the GCL, any liability of a director for any act or omission occurring prior to the date of the provision's effectiveness, or any liability for an officer's acts or omissions, notwithstanding that the officer is also a director or that the officer's actions, if negligent or improper, have been ratified by the directors.

Section 317 of the GCL ("Section 317") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful. Section 317 empowers the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its stockholders, provided that (i) the person is successful on the merits or (ii) such amounts are paid with court approval.
Section 317 also provides that, unless a person is successful on the merits in defense of any proceeding referred to above, indemnification may be made only if authorized in the specific case, upon a determination that indemnification is proper in the circumstances because the indemnified person met the applicable standard of conduct described above by one of the following: (1) a majority vote of a quorum consisting of directors who are not parties to such proceedings; (2) if such quorum is not obtainable, by independent legal counsel in a written opinion; (3) by approval of stockholders with such indemnified person's shares not being entitled to vote thereon; or (4) by the court in which the proceeding is or was pending upon application by or on behalf of the person. Such indemnification may be advanced to the indemnified person upon the receipt of the corporation of an undertaking by or on behalf of the indemnified person to repay such amount in the event it shall be ultimately determined that such indemnified person is not entitled to indemnification. Section 317 also allows the corporation, by express provision in its articles, to authorize additional rights for indemnification pursuant to Section 204 (a) (ii).

The Bylaws of the Registrant provide that the Registrant shall indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of such person being or having been a director or officer expenses incurred in defending any such proceeding to the fullest extent permissible under California law. The Bylaws also provide that the Registrant may indemnify its employees and agents for such expenses by resolution of the Board of Directors.

Reference is also made to the Form of Underwriting Agreement filed as Exhibit
1.1 to this Registration Statement for provisions relating to the indemnification of directors, officers and controlling persons against certain liabilities including liabilities under the Securities Act of 1933, as amended.

Item 25. Other Expenses of Issuance and Distribution
Estimated expenses in connection with the public offering by the Company of the securities offered hereunder are as follows:

Securities and Exchange Commission Filing Fee                        $     3,836
NASD Filing Fee                                                            1,535
Blue Sky Fees and expenses                                                 4,000
American Stock Exchange Application and Listing Fee*                      35,000
Accounting Fees and Expenses                                             230,000
Legal Fees and Expenses                                                   95,000
Printing*                                                                 85,000
Fees of Transfer Agents and Registrar*                                     5,000
Underwriters' Non-Accountable Expense Allowance                          140,000
Miscellaneous*                                                               629
                                                                    ------------
     Total                                                              $600,000
------------
*Estimated

Item 26. Recent Sales of Unregistered Securities

The following is a summary of the only transaction by the Registrant during the last three years involving the sale of securities which were not registered under the Securities Act: In March of 1998 the Company agreed to issue, upon termination of the Company's status as an S corporation, to its counsel 12,500 shares of Common Stock in consideration of legal services rendered to the Company and to issue 18,750 shares of Common Stock, upon the same conditions, to a financial advisor to the Company. These transactions were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder as transactions not involving a public offering.

Item 27. Exhibits

Exhibit No.                                        Item

Exhibit 1.1               Form of Underwriting Agreement.(1)
Exhibit 1.2               Form of Underwriters' Warrant Agreement(1)
Exhibit 3.1               Restated Articles of Incorporation(3)
Exhibit 3.2               Bylaws(1)
Exhibit 5.1               Opinion of Robert A. Forrester(1)
Exhibit 10.1              Employment Agreement of Joseph Kristul(1)
Exhibit 10.2              Employment Agreement of Maria Kristul(1)
Exhibit 10.3              Employment Agreement of Robert W. Bronson(1)
Exhibit 10.4              Employment Agreement of Matt Heidari(1)
Exhibit 10.5              Employment of Ronald W. Kiehn(1)
Exhibit 10.6              1998 Stock Option Plan(1)
Exhibit 10.7 Agreement between the Registrant and Warehouse Lending Corporation of America(1)
Exhibit 10.8 Agreement betweent the Registrant and PNC Mortgage Bank, National Association(2)
Exhibit 10.9 Letter agreement between the Company and Financial Capital Resources(1)
Exhibit 23.1              Consent of Moss Adams LLP(1)
Exhibit 23.2 Consent of Robert A. Forrester is contained in his opinion filed as Exhibit 5.1 to this registration statement. (1)
Exhibit 27.1              Financial Data Schedule(1)
------------
(1)   Filed herewith
(2)   To be filed by amendment

         Item 28. Undertakings
           The undersigned registrant hereby undertakes as follows;
      (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (3) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

      (4) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California on June 8, 1998.

                                     Transnational Financial Corporation

                                 By: _/s/ Joseph Kristul______________________
                                     Joseph Kristul, Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL. MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Maria Kristul and Joseph Kristul, and each for them, his true and lawful attorney's-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all further amendments to this Registration Statement (including post-effective amendments or registration statements filed pursuant to Rule 462(b) relating to this Registration Statement), and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                Title                         Date

/s/ Joseph Kristul       Director,                     June 8,1998
Joseph Kristul           Chief Executive Officer       Principal Accounting and
                                                       Financial Officer



/s/ Maria Kristul        Director, President           June 8, 1998
-----------------
Maria Kristul



/s/ Eugene Kristul       Director, Secretary           June 8, 1998
------------------
Eugene Kristul



_/s/ Hilary Whitley      Director                      June 8, 1998
Hilary Whitley